600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

November 18, 2011

VIA EDGAR AND FEDEX

Ms. Anne Nguyen Parker

United States Securities and Exchange

        Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rose Rock Midstream, L.P.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 11, 2011
File No. 333-176260

Dear Ms. Parker:

Set forth below are the responses of Rose Rock Midstream, L.P., a Delaware limited partnership (“Rose Rock Midstream,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 28, 2011, with respect Amendment No. 3 (“Amendment No. 3”) to Rose Rock Midstream’s Registration Statement on Form S-1, filed with the Commission on October 11, 2011, File No. 333-176260 (the “Registration Statement”). Each response below has been prepared and is being provided by Rose Rock Midstream, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 4, together with three copies of Amendment No. 4 that are marked to show all revisions to the Registration Statement since Amendment No. 3.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 4, unless indicated otherwise.

Austin	Beijing	Dallas	Houston	London	New York	The Woodlands	Washington, DC

Ms. Anne Nguyen Parker

November 18, 2011

Amendment No. 3 to Registration Statement on Form S-1

General

1.	Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments, including comments on your pending Confidential Treatment Request.

Response:

We acknowledge that we will not be able to accelerate the effectiveness of the Registration Statement until we have cleared all comments, including comments on our pending Confidential Treatment Request.

2.	We remind you of prior comments 1, 2, 4-6, and 28 from our letter dated September 8, 2011.

Response:

We acknowledge prior comments 1, 2, 4-6 and 28 from the Staff’s letter dated September 8, 2011. We believe that we have provided the information requested in such comments, with the exception of the offering size, price range and related pricing information, as explained in the following paragraph, and two exhibits which will be filed as soon as practicable. Please see the cover page of the prospectus and pages 15 and 103-104 of Amendment No. 4. Please see also Appendix A of Amendment No. 4 as well as Exhibits 3.3, 3.6, 5.1, 8.1, 10.1, 10.2, 10.3, 10.3.1, 10.3.2 and 10.3.3 that have been filed with Amendment No. 4.

As previously discussed with the Staff, we are providing in Annex A hereto a copy of certain pages from the Registration Statement which were not filed with Amendment No. 4 but which include the offering size, the price range and related information. The information that has been included on those pages is premised on a price range of $19.00—21.00 per common unit, an offering of 6,250,000 common units, a total of 8,158,577 common units to be outstanding after the offering and a minimum quarterly distribution of $0.3625. We intend to include the information shown in Annex A in a subsequent amendment to the Registration Statement prior to requesting effectiveness. We note that the price range and other key data points referenced above could change depending on market conditions and other factors, which would result in the information that is ultimately included in the Registration Statement being different than the information shown in Annex A. However, we respectfully submit that any change to the offering size, price range or related information would change only the numbers shown in Annex A and would not otherwise affect our disclosure.

Ms. Anne Nguyen Parker

November 18, 2011

3.	We note your response to prior comment 7 from our letter dated October 7, 2011. Please explain to us why you have identified only Gavilon LLC by name as a major customer, and have filed customer agreements only as to Gavilon LLC, even though it appears from your disclosure that other major customers have accounted for larger percentages of your revenues.

Response:

We have provided the names of each of our major customers in Amendment No. 4. Please see pages 26 and 105 of Amendment No. 4. With respect to the customer agreements that we have filed as exhibits to the Registration Statement, we respectfully submit that although certain customers account for larger percentages of our revenues than Gavilon LLC, we are not required to file the contracts we have with those customers pursuant to Item 601(b)(10) of Regulation S-K because the contracts with those customers were made in the ordinary course of our business and we believe that we are not substantially dependent on any of them. Pursuant to Item 601(b)(10)(i), if an agreement is of the type that “ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries,” then such agreement need not be filed unless it falls within one of the enumerated exceptions in Item 601(b)(10)(ii). None of the exceptions apply in our case, including the exception set forth in clause (B), which requires the filing of any contract “upon which the registrant’s business is substantially dependent.” Clause (B) includes language that illustrates the types of agreements on which a registrant’s business could be considered to be “substantially dependent.” Such examples include “continuing contracts to sell the major part of the registrant’s products or services” (emphasis added).

Our contracts with the customers noted in the Registration Statement other than Gavilon LLC are crude oil purchase and sale contracts of the type that ordinarily accompany the business in which we are engaged. We do not provide a major part of our services pursuant to our contracts with any of these customers, and if we were to lose any of those contracts, we believe that we could promptly replace them. As a result, because our business is not substantially dependent on any of these contracts, we do not believe that they fall within the purview of Item 601(b)(10).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Anne Nguyen Parker

November 18, 2011

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Response:

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We undertake to allow adequate time for the Staff to review any amendment prior to the requested effective date of the Registration Statement.

Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 4 to the undersigned at (202) 662-3044 or bcooper@andrewskurth.com.

Very truly yours,

/s/ William J. Cooper

William J. Cooper

cc:	Candice L. Cheeseman, Rose Rock Midstream, L.P.
G. Michael O’Leary, Andrews Kurth LLP

ANNEX A

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 18, 2011

PROSPECTUS

Rose Rock Midstream, L.P.

6,250,000 Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units. We are offering 6,250,000 common units in this offering. We currently estimate that the initial public offering price will be between $19.00 and $21.00 per common unit. Prior to this offering, there has been no public market for our common units. We have been approved to list our common units on the New York Stock Exchange under the symbol “RRMS” subject to official notice of issuance.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 21.

These risks include the following:

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to holders of our common and subordinated units.

•

Because of the natural decline in production from existing wells, our success depends on our ability to obtain new sources of crude oil, which is dependent on certain factors beyond our control. Any decrease in the volumes of crude oil that we gather, transport, store and market could adversely affect our business and operating results.

•	Our profitability depends on the demand for crude oil in the markets we serve.

•

SemGroup Corporation, or SemGroup, owns and controls Rose Rock Midstream GP, LLC, our general partner, which has sole responsibility for conducting our business and managing our operations. SemGroup and our general partner will have conflicts of interest with us and may favor their own interests to your detriment.

•	SemGroup is not limited in its ability to compete with us and is not obligated to offer us the opportunity to acquire additional assets or businesses.

•	Our partnership agreement limits our general partner’s fiduciary duties to holders of our common and subordinated units.

•	Holders of our common units will have limited voting rights and will not be entitled to elect our general partner or its directors.

•	Even if holders of our common units are dissatisfied, they will not initially be able to remove our general partner without its consent.

•	Your share of our income will be taxable to you for U.S. federal income tax purposes even if you do not receive any cash distributions from us.

	Per Common Unit	Total
Price to the public	$	$

Underwriting discount and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

(1)	Excludes an aggregate structuring fee equal to 0.5% of the gross proceeds of this offering, or approximately $ , payable by us to Barclays Capital Inc. and LCT Capital, LLC. Please see “Underwriting” beginning on page 196.

We have granted the underwriters a 30-day option to purchase up to an additional 937,500 common units on the same terms and conditions as set forth above if the underwriters sell more than 6,250,000 common units in this offering.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about                     , 2011, through the book entry facilities of The Depository Trust Company.

Barclays Capital	Citigroup	Deutsche Bank Securities

UBS Investment Bank

Prospectus dated                     , 2011

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in our common units. You should read the entire prospectus carefully, including the historical combined financial statements, the pro forma financial statements and the related notes included elsewhere herein. The information presented in this prospectus assumes (1) an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and (2) unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” beginning on page 21 for more information about important risks that you should consider carefully before investing in our common units. We include a glossary of some of the terms used in this prospectus as Appendix B.

Unless the context otherwise requires, references in this prospectus to (i) the “partnership,” “we,” “our,” “us” or like terms, when used in a historical context, refer to our predecessor, and when used in the present tense or prospectively, refer to Rose Rock Midstream, L.P. and its subsidiaries; (ii) “SemGroup” refer to SemGroup Corporation (NYSE: SEMG) and its subsidiaries and affiliates, other than our general partner and us; (iii) “Rose Rock Midstream GP” or our “general partner” refer to Rose Rock Midstream GP, LLC; and (iv) “unitholders” refer to our common and subordinated unitholders, and not our general partner. For a description of the entities comprising our “predecessor,” please see page 16.

Rose Rock Midstream, L.P.

Overview

We are a growth-oriented Delaware limited partnership recently formed by SemGroup to own, operate, develop and acquire a diversified portfolio of midstream energy assets. We are engaged in the business of crude oil gathering, transportation, storage and marketing in Colorado, Kansas, Montana, North Dakota, Oklahoma and Texas. We serve areas that are experiencing strong production growth and drilling activity through our exposure to the Bakken Shale in North Dakota and Montana, the Denver-Julesburg (DJ) Basin and the Niobrara Shale in the Rocky Mountain region, and the Granite Wash and the Mississippian oil trend in the Mid-Continent region. The majority of our assets are strategically located in or connected to the Cushing, Oklahoma crude oil marketing hub. Cushing is the designated point of delivery specified in all NYMEX crude oil futures contracts and is one of the largest crude oil marketing hubs in the United States. We believe that our connectivity in Cushing and our numerous interconnections with third-party pipelines, refineries and storage terminals provide our customers with the flexibility to access multiple points for the receipt and delivery of crude oil.

For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 85% and 73% of our adjusted gross margin, respectively, was generated from fee-based services or fixed-margin transactions. For a definition of adjusted gross margin and a reconciliation of adjusted gross margin to operating income (loss), its most directly comparable financial measure calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP, please see “—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures” beginning on page 19.

Our Assets and Operations

Cushing Storage. We own and operate a storage terminal in Cushing with over 5.0 million barrels of crude oil storage capacity, approximately 95% of which is committed under long-term, third-party contracts which provide for fixed fees that are not dependent on actual usage. We are currently constructing an additional 1.95 million barrels of storage capacity that is scheduled to be placed into service before the end of 2012 and is backed by a third-party, five-year contract that will commence on the in-service date of the new storage capacity. Our storage terminal has interconnections with all of the other major storage terminals in Cushing and has a

•

Growing our business through strategic and accretive asset acquisitions from third parties and SemGroup. We plan to pursue accretive acquisitions from SemGroup and third parties of midstream energy assets that are complementary to our existing asset base or that provide attractive potential returns in new operating regions or business lines.

•

Focusing on stable, fee-based services and fixed-margin transactions. We focus on opportunities to provide midstream services under fee-based arrangements and fixed-margin transactions, which minimize our direct exposure to commodity price fluctuations.

•

Mitigating commodity price exposure. We mitigate the commodity price exposure of substantially all our crude oil marketing operations by entering into “back-to-back” transactions, which are intended to lock in positive margins based on the timing, location or quality of the crude oil purchased and delivered, and through the use of derivative contracts.

•

Maintaining financial flexibility and utilizing leverage prudently. We plan to pursue a disciplined financial policy and maintain a conservative capital structure to allow us to execute on our identified growth projects, as well as pursue additional growth projects and acquisitions, even in challenging market environments. We will have minimal debt at the closing of this offering and expect to have $148.2 million of available capacity under our revolving credit facility.

Competitive Strengths

We believe that the following competitive strengths position us to successfully execute our principal business objective:

•

Strategically located assets that provide a strong platform for growth and operational flexibility to our customers. The majority of our assets are located in or connected to Cushing, and our numerous interconnections to other terminals and pipelines provide our customers with multiple options for the receipt and delivery of crude oil. We believe that we are well positioned to take advantage of both the increased throughput at Cushing that is expected to result from the construction of additional transportation capacity to and from the hub and the growing production in the Bakken Shale, DJ Basin, Niobrara Shale, Granite Wash and Mississippian oil trend.

•

Modern crude oil storage and unloading assets. Our Cushing storage tanks and our Platteville facility have all been placed into service since the beginning of 2009. The recent construction of these facilities results in reduced maintenance costs, and we believe that customers prefer the additional reliability and safety that is generally associated with newer assets.

•

Stable cash flow. For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 85% and 73% of our adjusted gross margin, respectively, was generated from fee-based services and fixed-margin transactions. Our fee-based and fixed-margin activities mitigate our exposure to margin fluctuations caused by commodity price volatility.

•

Affiliation with SemGroup. We believe that our relationship with SemGroup strengthens our ability to make strategic acquisitions and to access other business opportunities. In addition, we believe that SemGroup, as the owner of a substantial interest in us, will be motivated to promote and support the successful execution of our business strategies.

•

Experienced, knowledgeable management team with a proven track record. Our management team has an average of over 27 years of experience in the energy industry, including in building, acquiring, integrating and operating midstream assets. In addition, our management team has established strong relationships throughout the U.S. upstream and midstream industries, which we believe will be beneficial to us in pursuing acquisition and organic expansion opportunities.

Recent Developments

Announcement by Plains All American Pipeline, L.P. On October 24, 2011, Plains All American Pipeline, L.P. (“Plains”) announced that it had made an unsolicited proposal to acquire all of the outstanding shares of SemGroup for $24.00 per share in cash. On October 24, 2011, SemGroup announced that it had rejected the Plains proposal and that its board of directors had previously reviewed the proposal and had determined that it substantially undervalued SemGroup. The announcement also noted that SemGroup’s board of directors is willing to consider any transaction that reflects the full and fair value of SemGroup’s current business and future prospects. On November 16, 2011, Plains reiterated its proposal to acquire all of the outstanding shares of SemGroup for $24.00 in cash. On November 17, 2011, SemGroup announced that its board of directors had reviewed the Plains proposal and found that the Plains proposal substantially undervalues SemGroup and its future prospects. The board of directors reiterated that it is willing to consider any transaction that reflects the full and fair value of SemGroup’s current business and future prospects.

Additional proposals to acquire SemGroup, from Plains or other parties, may be received by SemGroup, and SemGroup may enter into an agreement with respect to such a transaction, at any time. Plains or other third parties may also seek to gain control of SemGroup through other methods, including tender offers, consent solicitations or proxy contests. Please see “Our general partner interest or the control of our general partner or SemGroup may be transferred to a third party without unitholder consent. In addition, SemGroup has received an unsolicited proposal to acquire all of its common stock. A change in control of SemGroup or our general partner could result in a change in our business strategy that does not favor our unitholders or could otherwise have a material adverse effect on our business” on page 37.

Our Relationship with SemGroup

One of our principal strengths is our relationship with SemGroup. SemGroup provides gathering, transportation, processing, storage, distribution, marketing and other midstream services primarily to independent oil and natural gas producers, refiners of petroleum products and other market participants located in the Mid-Continent and Rocky Mountain regions of the United States and in Canada, Mexico and the United Kingdom. Since 2008, SemGroup has taken numerous steps to restructure its business portfolio and to shift away from trading activities and toward a business heavily weighted in fee-based and fixed-margin activities. As of November 15, 2011, excluding the assets being contributed to us in connection with this offering, SemGroup had a midstream asset portfolio that included, among other assets:

•	a 51% interest in the White Cliffs Pipeline, which SemGroup operates;

•	a 7.5% interest in NGL Energy Holdings LLC, the general partner of NGL Energy Partners LP;

•	8.93 million common units of NGL Energy Partners LP;

•	more than 1,400 miles of natural gas and natural gas liquid, or NGL, transportation, gathering and distribution pipelines in Arizona, Arkansas, Kansas, Montana, Oklahoma and Texas and Alberta, Canada;

•	8.7 million barrels of owned multiproduct storage capacity located in the United Kingdom;

•	14 asphalt terminals in Mexico;

•	majority interests in four natural gas processing plants located in Alberta, Canada, with a combined operating capacity of 654 million cubic feet per day, or MMcf/d; and

•	three natural gas processing plants located in Oklahoma and Texas, with a combined operating capacity of 78 MMcf/d.

SemGroup’s Class A common stock trades on the New York Stock Exchange, or NYSE, under the symbol “SEMG.”

Following the completion of this offering, SemGroup will continue to own and operate a substantial portfolio of midstream assets and will retain a significant interest in us through its ownership of a 60.5% limited partner interest and 2.0% general partner interest in us, as well as all of our incentive distribution rights. Given SemGroup’s significant ownership in us following this offering, we believe that SemGroup will be motivated to promote and support the successful execution of our business strategies, including through the potential contribution of additional midstream assets to us over time and the facilitation of accretive acquisitions, although SemGroup is under no obligation to offer any assets or business opportunities to us or accept any offer for its assets that we may choose to make. SemGroup constantly evaluates acquisitions and dispositions and may elect to acquire or dispose of assets in the future without offering us the opportunity to purchase those assets. SemGroup has retained such flexibility because it believes it is in the best interests of its shareholders to do so. We cannot say with any certainty which, if any, opportunities to acquire assets from SemGroup may be made available to us or if we will choose to pursue any such opportunity. Moreover, the consideration to be paid by us for assets offered to us by SemGroup, if any, as well as the consummation and timing of any acquisition by us of these assets, would depend upon, among other things, the timing of SemGroup’s decision to sell, transfer or otherwise dispose of these assets, our ability to successfully negotiate a purchase price and other terms, and our ability to obtain financing.

We will enter into an omnibus agreement with SemGroup and our general partner that will govern our relationship with them regarding certain indemnification matters, among other things. Please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates—Omnibus Agreement” beginning on page 151. While our relationship with SemGroup provides us with a significant advantage, it is also a source of potential conflicts. For example, SemGroup is not restricted from competing with us, and may acquire, construct or dispose of midstream energy assets without any obligation to offer us the opportunity to acquire or construct such assets. Please read “Conflicts of Interest and Fiduciary Duties” beginning on page 154 and “Risk Factors—Risks Inherent in an Investment in Us—SemGroup owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. SemGroup and our general partner will have conflicts of interest with us and may favor their own interests to your detriment” on page 36.

On July 22, 2008, SemGroup and certain of its subsidiaries, including the entities comprising our predecessor, filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Later during 2008, certain other U.S. subsidiaries filed petitions for reorganization. During the reorganization process, SemGroup filed a plan of reorganization with the court, which was confirmed on October 28, 2009. The plan of reorganization determined, among other things, how pre-petition date obligations would be settled, the equity structure of the reorganized company upon emergence and the financing arrangements upon emergence. SemGroup emerged from bankruptcy on November 30, 2009.

Risk Factors

An investment in our common units involves risks associated with our business, regulatory and legal matters, our limited partnership structure and the tax characteristics of our common units. The following list of risk factors is not exhaustive. Please read carefully the risks described under the caption “Risk Factors” immediately following this Summary, beginning on page 21, for a more thorough description of the risks associated with an investment in our common units.

Risks Related to our Business

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to holders of our common and subordinated units.

•

The amount of cash we have available for distribution to holders of our common and subordinated units depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

•

The assumptions underlying the forecast of adjusted EBITDA and cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

•	Our profitability depends on the demand for crude oil in the markets we serve.

•

Because of the natural decline in production from existing wells, our success depends on our ability to obtain new sources of crude oil, which is dependent on certain factors beyond our control. Any decrease in the volumes of crude oil that we gather, transport, store and market could adversely affect our business and operating results.

•

We face intense competition in our gathering, transportation, storage and marketing activities. Competition from other providers of those services that are able to supply our customers with those services at a lower price or on otherwise better terms could adversely affect our business and operating results.

•	We may not be able to renew or replace expiring storage contracts.

Risks Inherent in an Investment in Us

•

SemGroup owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. SemGroup and our general partner will have conflicts of interest with us and may favor their own interests to your detriment.

•

Our general partner interest or the control of our general partner or SemGroup may be transferred to a third party without unitholder consent. In addition, SemGroup has received an unsolicited proposal to acquire all of its common stock. A change in control of SemGroup or our general partner could result in a change in our business strategy that does not favor our unitholders or otherwise have a material adverse effect on our business.

•

SemGroup is not limited in its ability to compete with us and is not obligated to offer us the opportunity to acquire additional assets or businesses, which could limit our ability to grow and could adversely affect our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

•	Our partnership agreement limits our general partner’s fiduciary duties to holders of our common and subordinated units.

•

Our partnership agreement limits the liability of and reduces the fiduciary duties owed by our general partner, and also restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty. Please see the risk factor set forth under this heading on page 38.

•	Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

•	Holders of our common units will have limited voting rights and will not be entitled to elect our general partner or its directors.

•	Even if holders of our common units are dissatisfied, they will not initially be able to remove our general partner without its consent.

•	You will experience immediate and substantial dilution in pro forma net tangible book value of $3.03 per common unit.

Tax Risks to Common Unitholders

•

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

•

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

•	Your share of our income will be taxable to you for U.S. federal income tax purposes even if you do not receive any cash distributions from us.

Formation Transactions and Partnership Structure

Formation Transactions

We are a growth-oriented Delaware limited partnership recently formed by SemGroup to own, operate, develop and acquire a diversified portfolio of midstream energy assets. Prior to the closing of this offering, the following transactions, which we refer to as the formation transactions, will have occurred:

•

SemCrude, L.P., which owns all of our initial assets, will distribute to SemGroup certain assets and liabilities not intended to be contributed to us (consisting of (i) certain inactive assets and related liabilities and (ii) a 100% membership interest in SemCrude Pipeline, L.L.C., which holds a 51% interest in the White Cliffs Pipeline); and

•	SemGroup will contribute 100% of the limited and general partner interests in SemCrude, L.P. to us.

In connection with the closing of this offering, the following transactions will occur:

•	we will distribute to SemGroup all of our cash on hand immediately prior to the closing of this offering;

•

we will issue to Rose Rock Midstream GP, LLC, our general partner and a wholly owned subsidiary of SemGroup, 333,003 general partner units, representing a 2.0% general partner interest in us, as well as all of our incentive distribution rights;

•	we will issue 1,908,577 common units and 8,158,577 subordinated units, representing an aggregate 60.5% limited partner interest in us, to SemGroup;

•	we will issue 6,250,000 common units, representing a 37.5% limited partner interest in us, to the public;

•	we will apply the net proceeds from the issuance and sale of such common units to the public as described in “Use of Proceeds”;

•	we will close our new $150 million revolving credit facility; and

•	we will enter into an omnibus agreement with SemGroup and our general partner which will address, among other things, certain indemnification matters.

The statements regarding the number of common units that we will issue to SemGroup and the public made in the third and fourth bullets of the preceding paragraph assume that the underwriters will not exercise their option to purchase up to an additional 937,500 common units. To the extent the underwriters exercise this option, the number of common units issued to the public (as reflected in the fourth bullet) will increase by the aggregate number of common units purchased by the underwriters pursuant to such exercise, and the number of common units issued to SemGroup (as reflected in the third bullet) will decrease by the aggregate number of common units purchased by the underwriters pursuant to such exercise.

Ownership of Rose Rock Midstream, L.P.

The diagram below illustrates our organization and ownership after giving effect to the formation transactions and this offering and assumes that the underwriters’ option to purchase additional common units is not exercised.

Public Common Units	37.5%
Sponsor Units:
Common Units	11.5%
Subordinated Units	49.0%
General Partner Units	2.0%

Total	100.0%

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, Rose Rock Midstream GP, LLC. SemGroup will own all of the ownership interests in our general partner and will be entitled to appoint the entire board of directors of our general partner. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operation. All of the officers of our general partner are also officers and/or directors of SemGroup. For information about the executive officers and directors of our general partner, please read “Management” beginning on page 132.

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, Rose Rock Midstream Operating, LLC and its subsidiaries. However, we, Rose Rock Midstream Operating, LLC and its subsidiaries will not have any employees. Although all of the employees that conduct our business will be employed by an affiliate of our general partner, we sometimes refer to these individuals in this prospectus as our employees.

Following the closing of this offering, our general partner and its affiliates will not receive any management fee or other compensation in connection with our general partner’s management of our business, but will be reimbursed for expenses incurred on our behalf. These expenses will include the costs of officer and director and other employee compensation and benefits properly allocable to us, and all other expenses necessary or appropriate for the conduct of our business and allocable to us. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Our general partner will own 333,003 general partner units representing a 2.0% general partner interest in us, which will entitle it to receive 2.0% of all the distributions we make. Our general partner will also own all of our incentive distribution rights, which will entitle it to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $0.3625 per unit per quarter after the closing of our initial public offering. In addition, SemGroup will own 1,908,577 common units and 8,158,577 subordinated units. Please read “Certain Relationships and Related Party Transactions” beginning on page 150.

Principal Executive Offices and Internet Address

Our principal executive offices are located at Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216, and our telephone number is (918) 524-7700. Our website is located at www.rrmidstream.com, and will be activated immediately following the closing of this offering. We expect to make available our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the SEC, free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

General

Our general partner has a legal duty to manage us in a manner beneficial to the holders of our common and subordinated units. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, the officers and directors of our general partner also have a fiduciary duty to manage the business of our general partner in a manner beneficial to its owner, SemGroup. All of the officers of our general partner are also officers and/or directors of SemGroup. As a result of these relationships, conflicts of interest may arise in the future between us and holders of our common units, on the one hand, and SemGroup and our general partner, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common units, which in turn has an effect on whether our general partner receives incentive cash distributions as discussed above.

The Offering

Common units offered to the public	6,250,000 common units.

7,187,500 common units if the underwriters exercise in full their option to purchase additional common units.

Units outstanding after this offering	8,158,577 common units and 8,158,577 subordinated units, each representing a 49.0% limited partner interest in us.

If the underwriters do not exercise their option to purchase additional common units, we will issue 937,500 additional common units to SemGroup at the expiration of the option period in consideration of its contribution to us of all of the limited and general partner interests in SemCrude, L.P. at closing. To the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be sold to the public, and the remainder of the common units that are subject to the option, if any, will be issued to SemGroup at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all outstanding units.

Our general partner will own 333,003 general partner units, representing a 2.0% general partner interest in us.

Use of proceeds	We expect to receive net proceeds of approximately $113.3 million from this offering, based upon the mid-point of the price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions, structuring fees and offering expenses. We intend to use the net proceeds from this offering to make a cash distribution to SemGroup.

The cash distribution to SemGroup made with the net proceeds of this offering will be made in consideration of its contribution to us of all of the partnership interests in SemCrude, L.P., which owns all of our initial assets, and to reimburse SemGroup for certain capital expenditures incurred with respect to those assets.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $17.4 million. The net proceeds from any exercise of such option will be used to make an additional cash distribution to SemGroup in consideration of its contribution to us of all of the limited and general partner interests in SemCrude, L.P. at closing and to reimburse SemGroup for certain capital expenditures incurred with respect to our assets.

SemGroup has informed us that all of the net proceeds distributed to it will be used to repay, on a pro rata basis, a portion of the indebtedness outstanding under its term loans. Affiliates of certain of the underwriters are lenders under one of the term loans and will, in that respect, receive a portion of the net proceeds of this offering.

Cash distributions	We intend to pay a minimum quarterly distribution of $0.3625 per unit ($1.45 per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as “available cash,” and it is defined in our partnership agreement included in this prospectus as Appendix A. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 54. We will adjust the minimum quarterly distribution payable for the period from the closing of this offering through December 31, 2011, based on the length of that period.

Our partnership agreement requires that we distribute all of our available cash each quarter in the following manner:

•	first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received the minimum quarterly distribution of $0.3625, plus any arrearages from prior quarters;

•	second, 98.0% to the holders of subordinated units and 2.0% to our general partner, until each subordinated unit has received the minimum quarterly distribution of $0.3625; and

•	third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received a distribution of $0.416875.

If cash distributions to our unitholders exceed $0.416875 per unit in any quarter, our general partner will receive, in addition to distributions on its 2.0% general partner interest, increasing percentages, up to 48.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, will have the right to reset the target distribution levels to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” beginning on page 67.

Pro forma cash available for distribution generated during the year ended December 31, 2010 and the twelve months ended September 30, 2011 was approximately $32.3 million and $30.1 million, respectively. The amount of available cash we will need to pay the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering and the corresponding distributions on our general partner’s 2.0% interest will be approximately $24.1 million (or an average of approximately $6.0 million per quarter). As a result, for each of the year ended December 31, 2010 and the twelve months ended September 30, 2011, we would have generated available cash sufficient to pay the full minimum quarterly distribution of $0.3625 per unit per quarter ($1.45 per unit on an annualized basis) on all of our common units and subordinated units for each such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Available Cash for the Year Ended December 31, 2010 and the Twelve Months Ended September 30, 2011,” beginning on page 57.

We believe, based on our financial forecast and the related assumptions included under “Cash Distribution Policy and Restrictions on Distributions—Estimated Adjusted EBITDA for the Year Ending December 31, 2012,” that we will have sufficient cash available for distribution to pay the minimum quarterly distribution of $0.3625 per unit on all our common and subordinated units and the corresponding distributions on our general partner’s 2.0% interest for the four quarters ending December 31, 2012.

Subordinated units	Rose Rock Midstream Holdings, LLC will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution of available cash until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (i) $1.45 (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit and the corresponding distributions on our general partner’s 2.0% interest for each of three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2014 or (ii) $2.175 (150% of the annualized minimum quarterly distribution) on each outstanding common and subordinated unit and the corresponding distributions on our general partner’s 2.0% interest and the incentive distribution rights for any four-quarter period ending on or after December 31, 2012, in each case provided that there are no arrearages on our common units at that time.

In addition, the subordination period will end upon the removal of our general partner other than for cause if the units held by our general partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units thereafter will no longer be entitled to arrearages. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions—Subordination Period” beginning on page 70.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” beginning on page 177 and “The Partnership Agreement—Issuance of Additional Securities” on page 167.

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding limited partner units voting together as a single class, including any limited partner units owned by our general partner and its affiliates, including SemGroup. Upon the closing of this offering, SemGroup will own an aggregate of 61.7% of our common and subordinated units. This will give SemGroup the ability to prevent the involuntary removal of our general partner. Please read “The Partnership Agreement—Voting Rights” beginning on page 165.

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner will have the right, but not the obligation, to purchase all of the remaining common units at a price that is not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2014, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.45 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.29 per unit. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” on page 181.

Material federal income tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Federal Income Tax Consequences” beginning on page 178.

Exchange listing	We have been approved to list our common units on the NYSE under the symbol “RRMS” subject to official notice of issuance.

Summary Historical and Pro Forma Financial and Operating Data

The following table shows summary historical combined financial and operating data of our predecessor for accounting purposes, and summary pro forma combined financial and operating data of Rose Rock Midstream, L.P., for the periods and as of the dates indicated. The summary historical combined financial data of our predecessor as of December 31, 2009 and 2010 and for the year ended December 31, 2008, the eleven months ended November 30, 2009, the one month ended December 31, 2009 and the year ended December 31, 2010 are derived from the audited combined financial statements of our predecessor included elsewhere in this prospectus. The summary historical combined balance sheet data of our predecessor as of November 30, 2009 are derived from the audited combined financial statements of our predecessor not included in this prospectus. The summary historical combined balance sheet data of our predecessor as of December 31, 2008 are derived from unaudited combined financial statements of our predecessor not included in this prospectus. The summary historical combined financial data of our predecessor as of September 30, 2010 and 2011 and for the nine months ended September 30, 2010 and 2011 are derived from the unaudited combined interim financial statements of our predecessor included elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the audited and unaudited historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 87. For ease of reference, we refer to the historical financial data of our predecessor as being “our” historical financial data.

The summary pro forma combined financial data presented in the following table for the year ended December 31, 2010 and as of and for the nine months ended September 30, 2011 are derived from the unaudited pro forma combined financial statements of Rose Rock Midstream, L.P. included elsewhere in this prospectus. The pro forma balance sheet data were prepared assuming that the offering and the related transactions occurred as of September 30, 2011, and the pro forma statement of operations data were prepared assuming that the offering and the related transactions occurred as of January 1, 2010. These transactions include, and the pro forma financial data give effect to, the following:

•	the elimination of Eaglwing, L.P., which is included in the historical combined financial statements of our predecessor, but which will not be contributed to us;

•	SemGroup’s contribution to us of 100% of the limited and general partner interests in SemCrude, L.P., which owns all of our initial assets;

•	our issuance to SemGroup of 1,908,577 common units, 8,158,577 subordinated units and a 2% general partner interest and our issuance to the public of 6,250,000 common units;

•	the application of the net proceeds of this offering as described under “Use of Proceeds”;

•	the closing of our new $150 million revolving credit facility; and

•	the allocation by Sem Group to us of certain corporate overhead expenses that were not allocated to our predecessor.

The pro forma combined financial data do not give effect to the estimated $1.9 million in incremental annual general and administrative expenses that we expect to incur as a result of being a separate publicly traded partnership.

Our predecessor includes SemCrude, L.P., exclusive of its wholly-owned subsidiary SemCrude Pipeline, L.L.C., which holds a 51% interest in the White Cliffs Pipeline. SemCrude, L.P. plans to transfer its ownership interests in SemCrude Pipeline, L.L.C. to an affiliate prior to this offering, and as a result, SemCrude Pipeline, L.L.C. will not be contributed to us. Therefore, SemCrude, L.P.’s ownership of SemCrude Pipeline, L.L.C. is not

	Predecessor Historical (Prior to Emergence)		Predecessor Historical (Subsequent to Emergence)				Rose Rock Midstream, L.P. Pro Forma
	Year Ended December 31, 2008	Eleven Months Ended November 30, 2009	Month Ended December 31, 2009	Year Ended December 31, 2010	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Year Ended December 31, 2010	Nine Months Ended September 30, 2011
					(Unaudited)		(Unaudited)
	(In thousands, except per unit and operating data)
Income (loss) before reorganization items	(993,621)	32,616	1,285	23,477	13,193	16,407	21,422	14,878
Reorganization items gain (loss)(1)	(94,424)	99,936	—	—	—	—	—	—

Net income (loss)	$(1,088,045)	$132,552	$1,285	$23,477	$13,193	$16,407	$21,422	$14,878

Net income (loss) per common unit (basic and diluted)							$1.29	$0.89

Net income (loss) per subordinated unit (basic and diluted)							$1.29	$0.89

Statement of cash flows data:
Net cash provided by (used in):
Operating activities	$(56,164)	$58,931	$2,088	$31,492	$34,863	$47,637
Investing activities	58,836	(34,490)	(2,047)	(16,723)	(9,709)	(25,542)
Financing activities	(27,931)	(23,426)	(1,056)	(14,466)	(25,154)	(22,398)
Other financial data:
Adjusted gross margin	$(1,661,071)	$57,079	$4,364	$62,230	$42,593	$45,983	$62,230	$45,983
Adjusted EBITDA	(2,020,618)	(40,412)	1,864	38,564	24,395	25,095	37,030	23,957
Capital expenditures	76,192	34,530	2,047	16,732	9,712	25,545
Balance sheet data (at period end):
Property, plant and equipment, net	$82,346	$252,477	$253,706	$260,048	$255,636	$274,827		$273,540
Total assets	771,797	298,799	297,949	357,131	312,138	386,803		387,316
Total long-term debt	—	—	—	—	—	—		1,800
Net parent equity (deficit)	(1,136,417)	280,370	280,214	289,988	278,466	283,719		282,581
Operating data:
Cushing storage capacity (MMBbls as of period end)			3.9	4.7	4.7	5.0
Percent of Cushing capacity contracted (as of period end)			100%	95%	95%	95%
Transportation volumes (Average Bpd)(2)			31,800	26,600	25,600	37,900
Marketing volumes (Average Bpd)			2,100	15,800	15,200	12,000
Unloading/Platteville volumes (Average Bpd)			21,700	25,800	25,200	31,700

(1)	For a discussion of transactions between our predecessor and SemGroup, please see Note 12 to our audited combined financial statements for the year ended December 31, 2010 and Note 5 to our unaudited interim combined financial statements for the nine months ended September 30, 2011.
(2)	Includes fee-based services and fixed-margin transactions.

RISK FACTORS

Limited partner units are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. We urge you to carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the events described in the following risk factors were to occur, our business, results of operations, financial condition or ability to make cash distributions to our unitholders could be materially adversely affected. In that case, we might not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment in us.

Risks Related to Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to holders of our common and subordinated units.

In order to pay the minimum quarterly distribution of $0.3625 per unit per quarter, or $1.45 per unit per year, we will require available cash of approximately $6.0 million per quarter, or $24.1 million per year, based on the number of common and subordinated units to be outstanding immediately after completion of this offering. We may not have sufficient available cash from operating surplus each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the price of crude oil and the level of production of, and demand for, crude oil in the markets we serve;

•	the volume of crude oil that we gather, transport, store and market;

•	the fees with respect to volumes that we handle;

•	the profitability of our marketing operations;

•

damage to pipelines, facilities, related equipment and surrounding properties caused by earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism or inadvertent damage to pipelines from construction, farm and utility equipment;

•	leaks or accidental releases of crude oil or other materials into the environment, whether as a result of human error or otherwise;

•	demand charges and volumetric fees associated with our transportation services;

•	the level of competition from other midstream energy companies;

•	the level of our operating, maintenance and general and administrative costs;

•	regulatory action affecting the supply of or demand for crude oil, the rates we can charge, how we contract for services, our existing contracts, our operating costs or our operating flexibility;

•	changes in tax laws; and

•	prevailing economic conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions;

Our revolving credit facility also contains covenants requiring us to maintain certain financial ratios.

The provisions of our revolving credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of this facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our unitholders could experience a partial or total loss of their investment.

Our future debt may limit our flexibility to obtain financing and pursue business opportunities.

Upon the closing of this offering, we expect to have $148.2 million of borrowing capacity under our revolving credit facility. Our future debt could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets or seeking additional equity capital. We may not be able to effect any of these actions on satisfactory terms or at all.

Our access to credit markets may be limited, which may adversely impact our liquidity.

We may require additional capital from outside sources from time to time. Our ability to arrange financing or renew existing facilities, along with the cost of such capital, is dependent upon a number of variables, including:

•	general economic, financial and business conditions;

•	industry specific conditions;

•	credit availability from banks and other financial institutions;

•	investor confidence in us;

•	our cash flow and adjusted EBITDA levels;

•	competitive, legislative and regulatory matters; and

•	provisions of tax and securities laws that may impact raising capital.

In addition, volatility in the capital markets may adversely affect our ability to access any available borrowing capacity under our new revolving credit facility. Our access to these funds is dependent on the ability of the lenders to meet their funding obligations under this revolving credit facility. Lenders may not be able to meet their funding commitments if they experience shortages of capital and liquidity, resulting in a reduction of our available borrowing capacity.

the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert to common units.

•	Our general partner determines which costs incurred by it are reimbursable by us.

•

Our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

•

Our partnership agreement permits us to classify up to $25 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner interest or the incentive distribution rights.

•

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

•	Our general partner intends to limit its liability regarding our contractual and other obligations.

•	Our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if they own more than 80% of the common units.

•	Our general partner controls the enforcement of the obligations that it and its affiliates owe to us.

•	Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

•

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the Conflicts Committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Please read “Conflicts of Interest and Fiduciary Duties” beginning on page 154.

Our general partner interest or the control of our general partner or SemGroup may be transferred to a third party without unitholder consent. In addition, SemGroup has received an unsolicited proposal to acquire all of its common stock. A change in control of SemGroup or our general partner could result in a change in our business strategy that does not favor our unitholders or could otherwise have a material adverse effect on our business.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of SemGroup to transfer all or a portion of its ownership interest in our general partner to a third party, directly or indirectly. In addition, SemGroup may be acquired by a third party, or a third party may otherwise obtain control of SemGroup, which would result in such third party gaining control of our general partner. On October 24, 2011, Plains All American Pipeline, L.P. (“Plains”) announced that it had made an unsolicited proposal to acquire all of the outstanding shares of SemGroup for $24.00 per share in cash. On November 16, 2011 Plains reiterated its proposal. Additional proposals to acquire SemGroup, from Plains or other parties, may be received by SemGroup, and SemGroup may enter into an agreement with respect to such a transaction, at any time. Plains or other third parties may also seek to gain control of SemGroup through other methods, including tender offers, consent solicitations or proxy contests.

Any new owner of SemGroup, our general partner or our general partner interest would be in a position to replace our management and the board of directors of our general partner with its own designees, in each case without the consent of unitholders, and may change our business strategy from the one described in this prospectus. For example, any new owner may choose not to pursue our strategy to grow our business through not create a substantial risk of cancellation or forfeiture of any property in which we have an interest, in each case as determined by our general partner with the advice of counsel. If you are not an Eligible Holder, in certain circumstances as set forth in our partnership agreement, your units may be redeemed by us at the then-current market price. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “The Partnership Agreement—Ineligible Holders; Redemption.”

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders, and we will rely primarily upon external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. Furthermore, we anticipate using substantially all of the net proceeds of this offering to make a distribution to SemGroup, and therefore, the net proceeds of this offering will not be directly used to grow our business.

In addition, because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or in our new revolving credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional bank borrowings (under our revolving credit facility or otherwise) or other debt to finance our growth strategy will result in increased interest expense, which, in turn, may impact the available cash that we have to distribute to our unitholders.

Holders of our common units will have limited voting rights and will not be entitled to elect our general partner or its directors.

Unlike the holders of common stock in a corporation, unitholders will have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, will be chosen by SemGroup. Furthermore, if our unitholders become dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Even if holders of our common units are dissatisfied, they will not initially be able to remove our general partner without its consent.

The unitholders will initially be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding limited partner units voting together as a single class is required to remove our general partner. Following the closing of this offering, SemGroup will own 61.7% of our outstanding common and subordinated units. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these

If our general partner elects to reset the target distribution levels, it will be entitled to receive the number of common units equal to that number of common units which would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. Our general partner will also be issued the number of general partner units necessary to maintain its general partner interest in us that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not otherwise be sufficiently accretive to cash distributions per common unit. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units and general partner units to our general partner in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels” beginning on page 74.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, SemGroup will own approximately 23.4% of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units (other than upon the conversion of the subordinated units), SemGroup will own approximately 61.7% of our outstanding common units. For additional information about this right, please read “The Partnership Agreement—Limited Call Right” on page 173.

You will experience immediate and substantial dilution in pro forma net tangible book value of $3.03 per common unit.

The estimated initial public offering price of $20.00 per common unit exceeds our pro forma net tangible book value of $16.97 per unit. Based on the estimated initial public offering price of $20.00 per common unit, you will incur immediate and substantial dilution of $3.03 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution” on page 53.

We may issue additional units without your approval, which would dilute your existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

SemGroup may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered by this prospectus, assuming that the underwriters do not exercise their option to purchase additional common units, SemGroup will hold an aggregate of 1,908,577 common units and 8,158,577 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. In addition, we have agreed to provide SemGroup with certain registration rights which may facilitate the sale by SemGroup of its common and subordinated units into the public markets. Please see “The Partnership Agreement—Registration Rights” on page 176 and “Units Eligible for Future Sale” on page 177. The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only 6,250,000 publicly traded common units, assuming no exercise of the underwriters’ option to purchase additional common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representative of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the loss of a large customer;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	other factors described in these “Risk Factors.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership

USE OF PROCEEDS

We expect to receive net proceeds of approximately $113.3 million from the issuance and sale of the common units offered by this prospectus, based upon the mid-point of the price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions, structuring fees and offering expenses. We intend to use the net proceeds from this offering to make a cash distribution to SemGroup.

The table below sets forth our anticipated use of the expected net proceeds of this offering, after deducting underwriting discounts and commissions, structuring fees and offering expenses:

	Amount of Proceeds (in millions)	Percentage of Net Proceeds
Distribution to SemGroup	$113.3	100%

The cash distribution to SemGroup made with the net proceeds of this offering will be made in consideration of its contribution to us of all of the partnership interests in SemCrude, L.P., which owns all of our initial assets, and to reimburse SemGroup for certain capital expenditures incurred with respect to those assets.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public. If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $17.4 million. The net proceeds from any exercise of such option will be used to make an additional cash distribution to SemGroup in consideration of its contribution to us of all of the limited and general partner interests in SemCrude, L.P. at closing and to reimburse SemGroup for certain capital expenditures incurred with respect to our assets. If the underwriters do not exercise their option to purchase additional common units in full, we will issue the common units not purchased to SemGroup upon the expiration of the option (937,500 common units if the option is not exercised at all) in consideration of its contribution to us of all of the limited and general partner interests in SemCrude, L.P. at closing. We will not receive any additional consideration from SemGroup in connection with such issuance. The exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and commissions and structuring fees, to increase or decrease by approximately $5.9 million, and we will adjust the amount of the cash distribution to SemGroup accordingly.

SemGroup has informed us that all of the net proceeds distributed to it will be used to repay, on a pro rata basis, a portion of the aggregate $181 million of indebtedness outstanding under its term loan A and term loan B. The interest rates in effect at September 30, 2011 on the term loan A and the term loan B were 3.74% and 5.75%, respectively. Term loan A matures on June 20, 2016, and term loan B matures on June 20, 2018. SemGroup entered into the term loans in June 2011 and used the proceeds from the term loans, together with proceeds from a new revolving credit facility, to retire its previous revolving credit facility and term loan.

Affiliates of certain of the underwriters are lenders under SemGroup’s term loan A and will, in that respect, receive a portion of the net proceeds of this offering. Please read “Underwriting” beginning on page 196.

CAPITALIZATION

The following table shows:

•	the historical cash and cash equivalents and capitalization of our predecessor as of September 30, 2011; and

•

our pro forma cash and cash equivalents and capitalization as of September 30, 2011, after giving effect to the pro forma adjustments described in our unaudited pro forma combined financial statements, including:

•	the transactions described in “Summary—Formation Transactions and Partnership Structure”; and

•

our receipt of net proceeds of $113.3 million from the issuance and sale of 6,250,000 common units to the public at an assumed initial offering price of $20.00 (based upon the mid-point of the price range set forth on the cover page of this prospectus) and the use of such proceeds as described in “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the unaudited historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2011
	Historical	Pro Forma
	(in thousands)
Cash and cash equivalents	$—	$—

Long-term debt	$—	$1,800
Owners’ equity:
SemGroup Corporation (net parent equity)	283,719	—
Limited partners:
Common unitholders—public	—	113,300
Common unitholder—SemGroup	—	31,021
Subordinated unitholder—SemGroup	—	132,608
General partner	—	5,652

Total owners’ equity	283,719	282,581

Total capitalization	$283,719	$284,381

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of September 30, 2011, after giving effect to the offering of common units and the application of the related net proceeds, and assuming the underwriters’ option to purchase additional common units is not exercised, our net tangible book value would have been $282.6 million, or $16.97 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Initial public offering price per common unit		$20.00
Net tangible book value per unit before the offering(1)	$27.17
Decrease in net tangible book value per unit attributable to purchasers in the offering	(10.20)

Less: Pro forma net tangible book value per unit after the offering(2)		$16.97

Immediate dilution in tangible net book value per common unit to purchasers in the offering(3)(4)		$3.03

(1)	Determined by dividing the number of units (1,908,577 common units, 8,158,577 subordinated units and 333,003 general partner units) to be issued to our general partner and its affiliates for the contribution of assets and liabilities to us into the net tangible book value of the contributed assets and liabilities.
(2)	Determined by dividing the total number of units to be outstanding after the offering (8,158,577 common units, 8,158,577 subordinated units and 333,003 general partner units) into our pro forma net tangible book value.
(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $4.03 and $2.03, respectively.
(4)	Because the total number of units outstanding following the consummation of this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the underwriters’ option to purchase additional common units.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon the closing of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration
	Number	Percent	Amount (In thousands)	Percent
General partner and affiliates(1)(2)(3)	10,400,157	62.5%	$169,281	59.9%
Purchasers in the offering	6,250,000	37.5%	113,300	40.1%

Total	16,650,157	100.0%	$282,581	100.0%

(1)	The units acquired by our general partner and its affiliates consist of 1,908,577 common units, 8,158,577 subordinated units and 333,003 general partner units.
(2)	The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of September 30, 2011, after giving effect to the application of the net proceeds of the offering, would have equaled $169.3 million, reduced by the distributions made to our general partner and its affiliates in connection with this offering of $113.3 million.
(3)	Assumes the underwriters’ option to purchase additional common units is not exercised.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the factors and assumptions upon which our cash distribution policy is based, which are included under the heading “—Assumptions and Considerations” beginning on page 62. In addition, please read “Forward-Looking Statements” on page 205 and “Risk Factors” beginning on page 21 for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business. For additional information regarding our historical and pro forma operating results, you should refer to our historical and pro forma combined financial statements and related notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires us to distribute all of our available cash quarterly. Our cash distribution policy reflects our belief that our unitholders will be better served if we distribute rather than retain our available cash. Generally, our available cash is the sum of our (i) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute to our unitholders than would be the case if we were subject to federal income tax.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that our unitholders will receive quarterly distributions from us. We do not have a legal obligation to pay the minimum quarterly distribution or any other distribution except as provided in our partnership agreement. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including the following:

•

Our cash distribution policy will be subject to a condition under our new revolving credit facility that we may not make a cash distribution if an event of default then exists or would result therefrom. If we were to be unable to satisfy this condition, we would be prohibited from making cash distributions notwithstanding our cash distribution policy. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility” on page 103.

•

Our general partner will have the authority to establish reserves for the proper conduct of our business and for future cash distributions to our unitholders, and the establishment or increase of those reserves could result in a reduction in cash distributions to our unitholders from the levels we currently anticipate pursuant to our stated cash distribution policy. Any determination to establish cash reserves made by our general partner in good faith will be binding on our unitholders. Our partnership agreement provides that in order for a determination by our general partner to be considered to have been made in good faith, our general partner must believe that the determination is in, or not opposed to, our interests.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders other than in certain limited circumstances where no unitholder approval is required. However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by SemGroup) after the subordination period has ended. At the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional common units, SemGroup will own our general partner and approximately 23.4% of our outstanding common units and all of our outstanding subordinated units, or 61.7% of our limited partner interests.

•

Even if our cash distribution policy is not modified or revoked, the amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders for a number of reasons, including as a result of increases in our operating or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs.

•

If and to the extent our distributable cash flow materially declines, we may elect to reduce our quarterly cash distributions in order to service or repay our debt or fund expansion capital expenditures.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

Because we will distribute all of our available cash to our unitholders, we expect that we will rely primarily upon external financing sources, including borrowings under our new revolving credit facility and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we intend to distribute all of our available cash, our growth may not be as fast as that of businesses which reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or in the new revolving credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional bank borrowings (under our revolving credit facility or otherwise) or other debt to finance our growth strategy will increase our interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our Minimum Quarterly Distribution

Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.3625 per unit per quarter, or $1.45 per unit on an annualized basis, to be paid no later than 45 days after the end of each fiscal quarter beginning with the quarter ending December 31, 2011. This equates to an aggregate cash distribution of approximately $6.0 million per quarter, or $24.1 million on an annualized basis, based on the number of common, subordinated and general partner units expected to be outstanding immediately after the closing of this offering. We will adjust our first distribution for the period from the closing of this offering through December 31, 2011 based on the length of that period.

To the extent the underwriters exercise their option to purchase additional common units in connection with this offering, the number of common units purchased by the underwriters pursuant to such exercise will be sold to the public, and the remaining common units subject to the option, if any, will be issued to SemGroup at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units or subordinated units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Use of Proceeds” beginning on page 51.

Initially, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. In the future, our general partner’s initial 2.0% interest in these distributions may be reduced if we issue additional units and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2.0% general partner interest (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units to SemGroup upon expiration of the underwriters’ option to purchase additional common units or the issuance of common units in connection with a reset of the incentive distribution target levels).

The table below sets forth the number of common, subordinated and general partner units expected to be outstanding immediately following the closing of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, and the aggregate distribution amounts payable on those units during the year following the closing of this offering at our minimum quarterly distribution rate of $0.3625 per unit per quarter ($1.45 per unit on an annualized basis).

	Number of Units	Minimum Quarterly Distributions
		One Quarter	Annualized
Publicly held common units (1)	6,250,000	$2,265,625	$9,062,500
Common units held by SemGroup (1)	1,908,577	691,859	2,767,436
Subordinated units held by SemGroup	8,158,577	2,957,484	11,829,936
2.0% general partner interest held by SemGroup	333,003	120,714	482,855

Total	16,650,157	$6,035,682	$24,142,727

(1)	Assumes the underwriters do not exercise their option to purchase additional common units. If the underwriters do not exercise their option to purchase additional common units in full, we will issue the common units not purchased to SemGroup upon the expiration of the option period. To the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be sold to the public, and the remainder, if any, will be issued to SemGroup. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

During the subordination period, before we make any quarterly distributions to the holders of our subordinated units, our common unitholders will be entitled to receive the full minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. The subordination period generally will end, and all of the subordinated units will convert into an equal number of common units, once we have earned and paid at least (i) $1.45 on each outstanding common and subordinated unit and the corresponding distributions on our general partner’s 2.0% interest for each of three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2014, or (ii) $2.175 (150% of the annualized minimum quarterly distribution) on each outstanding common and subordinated unit and the corresponding distributions on our general partner’s 2.0% interest and the incentive distribution rights for any four-quarter period ending on or after December 31, 2012. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period” beginning on page 70.

If we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have available cash in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units and the corresponding distributions on our general partner’s 2.0% interest, we will use this excess available cash to pay any distribution arrearages on the common units related to prior quarters before any cash distribution is made to holders of the subordinated units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period” beginning on page 70.

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement. The actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above. We will pay our distributions on or about the 15th of each of February, May, August and November to holders of record on or about the 1st of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $1.45 per unit for the year ending December 31, 2012. In those sections, we present two tables, consisting of:

•

“Partnership Unaudited Pro Forma Available Cash,” in which we present the amount of cash we would have had available for distribution on a pro forma basis for the year ended December 31, 2010 and the twelve months ended September 30, 2011; and

•

“Partnership Statement of Estimated Adjusted EBITDA,” which supports our belief that we will be able to generate sufficient estimated adjusted EBITDA to pay the minimum quarterly distribution on all units for the year ending December  31, 2012.

Unaudited Pro Forma Available Cash for the Year Ended December 31, 2010 and the Twelve Months Ended September 30, 2011

If we had completed the transactions contemplated in this prospectus on January 1, 2010, our pro forma available cash generated for the year ended December 31, 2010 would have been approximately $32.3 million. If we had completed the transactions contemplated in this prospectus on October 1, 2010, our pro forma available cash generated for the twelve months ended September 30, 2011 would have been approximately $30.1 million. These amounts would have been sufficient to pay the full minimum quarterly distribution of $0.3625 per unit per quarter ($1.45 per unit on an annualized basis) on all of our common units and subordinated units for such periods.

We estimate that we will incur $1.5 million of incremental general and administrative expenses resulting from SemGroup’s allocation of additional overhead to us upon completion of this offering, primarily relating to financial reporting and legal expenses and corporate services. These incremental general and administrative expenses are reflected in our unaudited pro forma financial statements. Additional incremental general and administrative expenses consist of approximately $1.9 million of expenses that we expect to incur as a result of operating as a publicly traded partnership that are not reflected in our unaudited pro forma financial statements, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; and director and officer insurance expenses.

We based the adjustments made to our historical financial results upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the date indicated. In addition, cash available to pay distributions is primarily a cash accounting concept, while our historical combined financial statements were prepared on an accrual basis. As a result, you should view the amount of pro forma available cash only as a general indication of the amount of cash available to pay distributions that we might have generated had we completed the transactions contemplated in this prospectus at the beginning of the periods presented. The pro forma amounts below are presented on a twelve-month basis, and there is no guarantee that we would have had available cash sufficient to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for each quarter within the twelve-month periods presented.

The following table illustrates, on a pro forma basis for the year ended December 31, 2010 and the twelve months ended September 30, 2011, the amount of cash that would have been available for distribution to our unitholders, assuming that the transactions contemplated in this prospectus had been consummated at the beginning of such periods. Each of the adjustments reflected or presented below is explained in the footnotes to such adjustments.

Partnership Unaudited Pro Forma Available Cash

	Year Ended December 31, 2010	Twelve Months Ended September 30, 2011
	(In thousands, except per unit data)
Pro forma net income	$21,422	$24,651
Add:
Depreciation expense	10,435	11,155
Unrealized (gain) loss related to derivatives	763	924
Provision for uncollectable accounts receivable, net of recoveries(1)	3,340	(1,200)
Loss (gain) on disposal of long-lived assets, net	67	33
Interest expense (income), net	1,003	2,182
Income tax expense (income), net	—	—

Adjusted EBITDA(2)	$37,030	$37,745
Less:
Incremental general and administrative expense of being a publicly traded partnership(3)	1,900	1,900
Cash interest expense	1,003	2,182
Maintenance capital expenditures(4)	1,820	3,517
Expansion capital expenditures(4)	14,912	29,172
Add:
Capital contribution to fund expansion capital expenditures(5)	14,912	29,172

Pro forma available cash	$32,307	$30,146

Pro forma cash distributions:
Distributions per unit	$1.45	$1.45

Distributions to public common unitholders(6)	$9,063	$9,063
Distributions to SemGroup—common units(6)	2,767	2,767
Distributions to SemGroup—subordinated units(6)	11,830	11,830
Distributions to our general partner(6)	483	483

Total cash distributions	24,143	24,143

Excess (shortfall)	$8,164	$6,003

Percent of minimum quarterly distributions payable to common unitholders	100%	100%
Percent of minimum quarterly distributions payable to subordinated unitholders	100%	100%

(1)	Provision for uncollectable accounts receivable for the year ended December 31, 2010 of $3.3 million reflects a charge taken due to the bankruptcy of a customer, net of $0.3 million of recoveries in the last three months of 2010. An additional $0.9 million of recoveries were received in the first nine months of 2011.
(2)	For a definition of adjusted EBITDA, please read “Selected Historical Financial and Operating Data—Non-GAAP Financial Measures” beginning on page 85.

and Considerations” beginning on page 62 are those that we believe are significant to our ability to generate our estimated adjusted EBITDA. We believe our actual results of operations and cash flows will be sufficient to generate the minimum estimated adjusted EBITDA necessary to pay the aggregate annualized minimum quarterly distribution to all our unitholders for the year ending December 31, 2012. We can, however, give you no assurance that we will generate this amount. There will likely be differences between our estimated adjusted EBITDA and our actual results, and those differences could be material. If we fail to generate the minimum estimated adjusted EBITDA set forth below, we may not be able to pay the aggregate annualized minimum quarterly distribution to all of our unitholders. In order to fund distributions on all of our outstanding common, subordinated and general partner units at our initial rate of $1.45 per unit on an annualized basis for the year ending December 31, 2012, our adjusted EBITDA for the year ending December 31, 2012 must be at least $33.4 million.

We do not, as a matter of course, make public projections as to future operations, earnings or other results. However, management has prepared the Partnership Statement of Estimated Adjusted EBITDA and related assumptions and considerations set forth below to substantiate our belief that we will have sufficient available cash to pay the aggregate annualized minimum quarterly distribution to all our unitholders for the year ending December 31, 2012. This forecast is a forward-looking statement and should be read together with our historical combined financial statements and the accompanying notes included elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, is substantially consistent with those guidelines and was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate the minimum adjusted EBITDA necessary for us to have sufficient cash available for distribution to pay the aggregate annualized minimum quarterly distribution on all of our outstanding common, subordinated and general partner units for the year ending December 31, 2012. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. BDO USA, LLP, our independent registered public accounting firm, has not examined, compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, BDO USA, LLP does not express an opinion or any other form of assurance with respect thereto. The report of BDO USA, LLP included in this prospectus relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate the minimum adjusted EBITDA necessary to pay the aggregate annualized minimum quarterly distribution on all of our outstanding common, subordinated and general partner units for the year ending December 31, 2012.

We are providing the Partnership Statement of Estimated Adjusted EBITDA to supplement our historical combined financial statements and in support of our belief that we will have sufficient available cash to pay the aggregate annualized minimum quarterly distribution on all of our outstanding common, subordinated and general partner units for the year ending December 31, 2012. Please read below under “—Assumptions and Considerations” beginning on page 62 for further information about the assumptions we have made for the financial forecast.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

Partnership Statement of Estimated Adjusted EBITDA

	Quarter Ending				Year Ending December 31, 2012
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(In thousands, except per unit amounts)
Revenues	$104,477	$105,648	$108,314	$108,773	$427,212
Cost of products sold, exclusive of depreciation	89,518	89,786	91,048	91,470	361,822
Unrealized gain (loss) on derivatives(1)	—	—	—	—	—

Adjusted gross margin(2)	14,959	15,862	17,266	17,303	65,390

Operating expenses:
Operating	5,382	5,382	5,382	5,383	21,529
General and administrative(3)	3,013	2,455	2,445	2,540	10,453
Depreciation	2,952	3,047	3,217	3,234	12,450

Total operating expenses	$11,347	$10,884	$11,044	$11,157	$44,432

Operating income	$3,612	$4,978	$6,222	$6,146	$20,958
Interest expense, net(4)	567	653	763	835	2,818

Net income	$3,045	$4,325	$5,459	$5,311	$18,140
Add:
Depreciation and amortization	2,952	3,047	3,217	3,234	12,450
Interest expense, net	567	653	763	835	2,818
Income tax expense (benefit)(5)	—	—	—	—	—

Estimated adjusted EBITDA(6)	$6,564	$8,025	$9,439	$9,380	$33,408
Less:
Cash interest expense	457	543	653	725	2,378
Maintenance capital expenditures	866	1,405	1,169	280	3,720
Expansion capital expenditures	8,743	8,705	10,877	5,383	33,708
Add:
Borrowings to fund expansion capital expenditures	8,743	8,705	10,877	5,383	33,708

Estimated distributable cash flow	$5,241	$6,077	$7,617	$8,375	$27,310
Less:
Cash reserves	(795)	41	1,581	2,339	3,167

Minimum estimated available cash from distributable cash flow	$6,036	$6,036	$6,036	$6,036	$24,143

Per unit minimum annual distribution	$0.3625	$0.3625	$0.3625	$0.3625	$1.45

Annual cash distributions:
Publicly held common units	2,266	2,266	2,266	2,266	9,063
Common units held by SemGroup	692	692	692	692	2,767
Subordinated units held by SemGroup	2,957	2,957	2,957	2,957	11,830
2% general partner interest	121	121	121	121	483

Total minimum annual cash distributions	$6,036	$6,036	$6,036	$6,036	$24,143

(1)	Because we believe it is not reasonably possible to forecast unrealized gains or losses on derivatives for future periods, we have assumed none for purposes of this forecast.
(2)	For a definition of adjusted gross margin, please read “Selected Historical Financial and Operating Data—Non-GAAP Financial Measures” beginning on page 85.
(3)	Includes incremental general and administrative expenses of $1.5 million resulting from SemGroup’s allocation of additional overhead expenses to us upon completion of this offering, which are reflected in our unaudited pro forma financial statements, and an estimated $1.9 million of incremental general and administrative expenses that we anticipate incurring as a result of becoming a publicly traded partnership, which are not reflected in our unaudited pro forma financial statements.
(4)	Reflects (i) pro forma interest expense, at an assumed interest rate of 4.50%, on $20.8 million of average borrowings that we estimate will be outstanding during the forecast period under our new revolving credit facility to fund the $33.7 million of estimated expansion capital expenditures, $1.7 million in credit facility arrangement fees and a $0.1 million administrative agent fee, (ii) the pro forma amortization during the forecast period of the $1.7 million in credit facility arrangement fees, which will be amortized over a five-year period, and an annual $0.1 million administrative agent fee and (iii) letters of credit and commitment fees.
(5)	As a limited partnership, we expect that we will pay no income tax during the forecast period.
(6)	For a definition of adjusted EBITDA, please read “Selected Historical Financial and Operating Data—Non-GAAP Financial Measures” beginning on page 85.

Assumptions and Considerations

We believe our minimum estimated available cash from distributable cash flow for the year ending December 31, 2012 will be not less than $24.1 million. Our estimates do not assume any incremental revenue, expenses or other costs associated with potential acquisitions. While the assumptions discussed below are not all-inclusive, the assumptions discussed below are those that we believe are significant to our forecasted results of operations, and any assumptions not discussed below were not deemed significant. We believe that the estimates, assumptions and considerations incorporated into our calculation of minimum estimated available cash from distributable cash flow are reasonable, and include the following:

	Pro Forma Year Ended December 31, 2010	Pro Forma Twelve Months Ended September 30, 2011	Forecast for Year Ending December 31, 2012
	(in thousands)
Gross product revenue	$556,518	$915,935	$1,041,874
Nonmonetary transaction adjustment (1)	(397,447)	(581,144)	(656,392)
Net unrealized gain (loss) on derivatives	(763)	(924)	—

Product revenue	158,308	333,867	385,482
Service revenue	49,408	39,652	41,730
Other	365	237	—

Total revenue	208,081	373,756	427,212

Costs of products sold, exclusive of depreciation	146,614	309,060	361,822
Operating expenses	20,398	18,067	21,529
General and administrative expenses	9,160	9,759	10,453
Depreciation	10,435	11,155	12,450

Operating income	$21,474	$25,715	$20,958

Calculation of adjusted gross margin:
Total revenue	$208,081	$373,756	$427,212
Less: Costs of products sold, exclusive of depreciation	(146,614)	(309,060)	(361,822)
Less: Unrealized (gain) loss on derivatives	763	924	—

Adjusted gross margin	$62,230	$65,620	$65,390

(1)	Accounting Standards Codification (ASC) 845-10-15, “Nonmonetary Transactions,” requires transactions in which inventory is purchased from a customer and then resold to the same customer to be presented in the income statement on a net basis. This results in an equal reduction of product revenue and costs of products sold, but has no effect on operating income (loss). Based on our experience during the twelve months ended September 30, 2011, we estimate that our product revenue during the forecast period, after reduction pursuant to ASC 845-10-15, will be approximately 37% of our gross product revenue.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2011, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through December 31, 2011 based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner at the date of determination of available cash for that quarter to:

•	provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future credit needs);

•	comply with applicable law, any of our debt instruments or other agreements or obligations; and

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for common and subordinated units unless it determines that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•

plus, if our general partner so determines, all or any portion of the cash and cash equivalents on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement with the intent to repay such borrowings within 12 months with funds other than from additional working capital borrowings, and that in all cases are used solely for working capital purposes or to pay distributions to unitholders. The proceeds of working capital borrowings increase operating surplus, and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the 12-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

Intent to Distribute the Minimum Quarterly Distribution

We intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.3625 per unit, or $1.45 on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” beginning on page 101 for a discussion of the restrictions to be included in our revolving credit facility that may restrict our ability to make distributions.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

•	$25 million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below); plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•

cash distributions paid on equity issued to finance all or a portion of the construction, acquisition or development of a capital improvement or maintenance capital project in respect of the period beginning on the date that we enter into a binding obligation to commence the construction, acquisition or development of a capital improvement or maintenance capital project and ending on the earlier to occur of the date the capital improvement or maintenance capital project commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions paid on equity issued to pay the construction-, acquisition- or development-period interest on debt incurred, or to pay construction-, acquisition- or development-period distributions on equity issued, to finance the construction, acquisition or development of a capital improvement or maintenance capital project referred to above; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings incurred at or after the closing of this offering and not repaid within 12 months after having been incurred.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, the definition of operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $               million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus.

We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (ii) sales or issuances of equity securities, (iii) sales or

Capital Expenditures

Maintenance capital expenditures are cash expenditures (including expenditures for the addition to or improvement or replacement of our capital assets or for the acquisition of existing, or the construction of new, capital assets) made to maintain our long-term operating income or operating capacity. We expect that a primary component of maintenance capital expenditures will include expenditures for routine equipment and facility maintenance or replacement due to obsolescence. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance the construction, acquisition or development of a maintenance capital project and paid in respect of the period that begins when we enter into a binding obligation to commence construction, acquisition or development of a maintenance capital project and ending on the earlier to occur of the date that such maintenance capital project commences commercial service and the date that it is abandoned or disposed of.

Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Capital expenditures that are made in part for maintenance capital purposes and in part for other purposes will be allocated between maintenance capital expenditures and expenditures made for other purposes by our general partner.

Expansion capital expenditures are cash expenditures (including expenditures for the addition to or improvement or replacement of our capital assets or for the acquisition of existing, or the construction of new, capital assets) made to increase our long-term operating income or operating capacity. Expansion capital expenditures will include interest payments (and related fees) on debt incurred and distributions on equity issued to finance the construction, acquisition or development of a capital improvement and paid in respect of the period beginning on the date that we enter into a binding obligation to commence construction, acquisition or development of the capital improvement and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional gathering systems, pipelines, storage facilities and related or similar midstream assets.

Capital expenditures that are made in part for expansion capital purposes and in part for other purposes will be allocated between expansion capital expenditures and expenditures for other purposes by our general partner.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of facilities that are in excess of those needed for maintenance of our existing operating capacity or operating income, but that are not expected to expand, for more than the short term, our operating capacity or operating income.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.3625 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending December 31, 2014, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the annualized minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending December 31, 2012, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $2.175 (150% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $2.175 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during that period on a fully diluted basis and (ii) the distributions made on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

In addition, if the unitholders remove our general partner other than for cause and no units held by our general partner and its affiliates are voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately and automatically convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under the caption “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled from such 2.0% interest, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest (other than in connection with the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units to SemGroup upon expiration of the underwriters’ option to purchase additional common units or the issuance of common units in connection with a reset of the incentive distribution target levels). Our partnership agreement does not require that our general partner fund its capital contribution with cash. It may instead fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner will initially hold the incentive distribution rights, but may transfer these rights separately from its general partner interest.

The following discussion assumes that our general partner maintains its 2.0% general partner interest, that there are no arrearages on common units and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner (assuming our general partner has maintained its 2.0% general partner interest):

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.416875 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $0.453125 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $0.54375 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between our unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and our unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit Target Amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2.0% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2.0% general partner interest, our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total Quarterly Distribution Per Unit Target Amount		Marginal Percentage Interest in Distributions
			Unitholders	General Partner
Minimum Quarterly Distribution		$0.3625	98.0%	2.0%
First Target Distribution	above $0.3625	up to $0.416875	98.0%	2.0%
Second Target Distribution	above $0.416875	up to $0.453125	85.0%	15.0%
Third Target Distribution	above $0.453125	up to $0.54375	75.0%	25.0%
Thereafter		above $0.54375	50.0%	50.0%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement in certain circumstances to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be based. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the Conflicts Committee, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the four most recently completed fiscal quarters (and the amount of each such distribution did not exceed adjusted operating surplus for such quarter). If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average of the cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average of the cash distributions per common unit during that two-quarter period. Our general partner will also be issued the number of general partner units necessary to maintain its general partner interest in us that existed immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average of the aggregate cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the cash distributions per common unit during these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average of the cash distributions per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.60.

			Marginal Percentage Interest in Distributions
	Quarterly Distribution Per Unit Prior to Reset		Unitholders	2.0% General Partner Interest	Incentive Distribution Rights	Quarterly Distributions Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution		$0.3625	98.0%	2.0%	—	$0.60
First Target Distribution	above $0.3625	up to $0.416875	98.0%	2.0%	—	above $0.60 up to $0.69	(1)
Second Target Distribution	above $0.416875	up to $0.453125	85.0%	2.0%	13.0%	above $0.69 up to $0.75	(2)
Third Target Distribution	above $0.453125	up to $0.54375	75.0%	2.0%	23.0%	above $0.75 up to $0.90	(3)
Thereafter		above $0.54375	50.0%	2.0%	48.0%	above $0.90

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed each quarter for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 16,317,154 common units outstanding, our general partner has maintained its 2.0% general partner interest and the average distribution to each common unit would be $0.60 for the two quarters prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset			Cash Distributions to Common Unitholders Prior to Reset	Cash Distribution to General Partner Prior to Reset			Total Distributions
					2.0% General Partner Interest	Incentive Distribution Rights	Total
Minimum Quarterly Distribution			$0.3625	$5,914,968	$120,714	$—	$120,714	$6,035,682
First Target Distribution		above $0.3625	up to $0.416875	887,245	18,107	—	18,107	905,352
Second Target Distribution	above $	0.416875	up to $0.453125	591,497	13,198	90,464	104,382	695,879
Third Target Distribution	above $	0.453125	up to $0.54375	1,478,742	39,433	453,481	492,914	1,971,656
Thereafter			above $0.54375	917,840	36,714	881,126	917,840	1,835,680

				$9,790,292	$228,885	$1,425,071	$1,653,956	$11,444,249

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that, as a result of the reset, there would be 18,692,272 common units outstanding, our general partner’s 2.0% interest has been maintained, and the average distribution to each common unit would be $0.60. The number of common units to be issued to our general partner upon the reset was calculated by dividing (x) the average of the aggregate cash distributions received by our general partner in respect of its incentive distribution rights for the two consecutive fiscal quarters immediately prior to the reset as shown in the table above, or $1,425,071, by (y) the average of the cash distributions made on each common unit for the two consecutive fiscal quarters immediately prior to the reset as shown in the table above, or $0.60.

	Quarterly Distribution Per Unit After Reset		Cash Distributions to Common Unitholders After Reset	Cash Distribution to General Partner After Reset				Total Distributions
				Common Units	2.0% General Partner Interest	Incentive Distribution Rights	Total
Minimum Quarterly Distribution		$0.60	$9,790,292	$1,425,071	$228,885	$—	$1,653,956	$11,444,249
First Target Distribution	above $0.60	up to $0.69	—	—	—	—	—	—
Second Target Distribution	above $0.69	up to $0.75	—	—	—	—	—	—
Third Target Distribution	above $0.75	up to $0.90	—	—	—	—	—	—

Thereafter		above $0.90	—	—	—	—	—	—

			$9,790,292	$1,425,071	$228,885	$—	$1,653,956	$11,444,249

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table shows selected historical combined financial and operating data of our predecessor for accounting purposes, and summary pro forma combined financial and operating data of Rose Rock Midstream, L.P., for the periods and as of the dates indicated. The selected historical combined financial data of our predecessor as of December 31, 2009 and 2010 and for the year ended December 31, 2008, the eleven months ended November 30, 2009, the one month ended December 31, 2009 and the year ended December 31, 2010 are derived from the audited combined financial statements of our predecessor included elsewhere in this prospectus. The selected historical combined balance sheet data of our predecessor as of November 30, 2009 are derived from the audited combined financial statements of our predecessor not included in this prospectus. The selected historical combined balance sheet data of our predecessor as of December 31, 2008 are derived from unaudited combined financial statements of our predecessor not included in this prospectus. The selected historical combined financial data of our predecessor as of December 31, 2006 and 2007 and for the years ended December 31, 2006 and 2007 are derived from the unaudited combined financial statements of our predecessor not included in this prospectus. The selected historical combined financial data of our predecessor as of September 30, 2011 and for the nine months ended September 30, 2010 and 2011 are derived from the unaudited condensed combined interim financial statements of our predecessor included elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the audited and unaudited historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For ease of reference, we refer to the historical financial data of our predecessor as being “our” historical financial data.

The selected pro forma combined financial data presented in the following table for the year ended December 31, 2010 and as of and for the nine months ended September 30, 2011 are derived from the unaudited pro forma combined financial statements of Rose Rock Midstream, L.P. included elsewhere in this prospectus. The pro forma balance sheet data were prepared assuming that the offering and the related transactions occurred as of September 30, 2011, and the pro forma statement of operations data were prepared assuming that the offering and the related transactions occurred as of January 1, 2010. These transactions include, and the pro forma financial data give effect to, the following:

•	the elimination of Eaglwing, L.P., which is included in the historical combined financial statements of our predecessor, but which will not be contributed to us;

•	SemGroup’s contribution to us of 100% of the limited and general partner interests in SemCrude, L.P., which owns all of our initial assets;

•	our issuance to SemGroup of 1,908,577 common units, 8,158,577 subordinated units and a 2% general partner interest and our issuance to the public of 6,250,000 common units;

•	the application of the net proceeds of this offering as described under “Use of Proceeds”;

•	the closing of our new $150 million revolving credit facility; and

•	the allocation by SemGroup to us of certain corporate overhead expenses that were not allocated to our predecessor.

The pro forma combined financial data do not give effect to the estimated $1.9 million in incremental annual general and administrative expenses that we expect to incur as a result of being a separate publicly traded partnership.

Our predecessor includes SemCrude, L.P., exclusive of its wholly-owned subsidiary SemCrude Pipeline, L.L.C., which holds a 51% interest in the White Cliffs Pipeline. SemCrude, L.P. plans to transfer its ownership interests in SemCrude Pipeline, L.L.C. to an affiliate prior to this offering, and as a result, SemCrude Pipeline, L.L.C. will not be contributed to us. Therefore, SemCrude, L.P.’s ownership of SemCrude Pipeline, L.L.C. is not

The following table presents the non-GAAP financial measures of adjusted gross margin and adjusted EBITDA, which we use in our business and view as important supplemental measures of our performance and, in the case of adjusted EBITDA, our liquidity. Adjusted gross margin and adjusted EBITDA are not calculated or presented in accordance with GAAP. For definitions of adjusted gross margin and adjusted EBITDA and a reconciliation of adjusted gross margin to operating income (loss) and of adjusted EBITDA to net income (loss) and net cash provided by (used in) operating activities, their most directly comparable financial measures calculated and presented in accordance with GAAP, please see “Non-GAAP Financial Measures” beginning on page 85.

	Predecessor Historical (Prior to Emergence)				Predecessor Historical (Subsequent to Emergence)				Rose Rock Midstream, L.P. Pro Forma
	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Eleven Months Ended November 30, 2009	Month Ended December 31, 2009	Year Ended December 31, 2010	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Year Ended December 31, 2010	Nine Months Ended September 30, 2011
	(Unaudited)	(Unaudited)					(Unaudited)		(Unaudited)
	(In thousands, except per unit and operating data)
Statement of operations data:
Revenues(1):
Product	$5,609,866	$3,152,563	$3,010,645	$197,203	$6,724	$158,308	$96,265	$271,824	$158,308	$271,824
Service	20,141	22,521	19,129	40,281	3,891	49,408	36,833	27,077	49,408	27,077
Other	1,433	1,013	10	3	—	365	348	220	365	220

Total revenues	5,631,440	3,176,097	3,029,784	237,487	10,615	208,081	133,446	299,121	208,081	299,121
Expenses(1):
Costs of products sold, exclusive of depreciation and amortization shown below	5,461,259	3,430,889	3,685,594	180,154	5,969	146,614	90,358	252,804	146,614	252,804
Operating(2)	(4,822)	62,179	298,874	15,614	1,536	20,398	16,026	13,695	20,398	13,695
General and administrative	45,317	69,134	33,841	5,813	1,270	7,660	5,922	6,507	9,160	7,642
Depreciation and amortization	9,030	6,860	2,995	3,193	818	10,435	7,785	8,505	10,435	8,505

Total expenses	5,510,784	3,569,062	4,021,304	204,774	9,593	185,107	120,091	281,511	186,607	282,646

Operating income (loss)	120,656	(392,965)	(991,520)	32,713	1,022	22,974	13,355	17,610	21,474	16,475
Other expenses (income):
Interest expense	2,910	3,589	2,907	1,699	43	482	226	1,405	1,003	1,796
Other expense (income), net	(7,696)	(2,713)	(806)	(1,602)	(306)	(985)	(64)	(202)	(951)	(199)

Total other expenses (income)	(4,786)	876	2,101	97	(263)	(503)	162	1,203	52	1,597

Income (loss) before reorganization items	125,442	(393,841)	(993,621)	32,616	1,285	23,477	13,193	16,407	21,422	14,878
Reorganization items gain (loss)(1)	—	—	(94,424)	99,936	—	—	—	—	—	—

Net income (loss)	$125,442	$(393,841)	$(1,088,045)	$132,552	$1,285	$23,477	$13,193	$16,407	$21,422	$14,878

Net income (loss) per common unit (basic and diluted)									$1.29	$0.89

Net income (loss) per subordinated unit (basic and diluted)									$1.29	$0.89

program. Under this program, cash we receive from customers is transferred to SemGroup on a regular basis, and when we remit payments to suppliers, SemGroup transfers cash to us to cover the payments. We record these transactions to intercompany accounts, and the change in the intercompany accounts during each period is reported as a net cash flow from financing activities in our combined statements of cash flows. Given the nature of this cash management system, we have typically had a low balance of cash on hand. As a result, our cash flows from financing activities have reflected the transfer to SemGroup of any cash we generated from operating and financing activities, or the receipt from SemGroup of cash to cover any net cash we expended from our operating and financing activities. Our net payments to SemGroup through these intercompany accounts were $23 million for the nine months ended September 30, 2011, $14 million for the year ended December 31, 2010, $1 million for the month ended December 31, 2009, $22 million for the eleven months ended November 30, 2009, and $13 million for the year ended December 31, 2008. We also experienced financing cash outflows associated with changes in book overdrafts, which amounted to $1 million during the eleven months ended November 30, 2009 and $15 million during the year ended December 31, 2008.

Capital Requirements

The midstream energy business can be capital intensive, requiring significant investment for the maintenance of existing assets or acquisition or development of new systems and facilities. We categorize our capital expenditures as either:

•

maintenance capital expenditures, which are cash expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets or for the acquisition of existing, or the construction or development of new, capital assets) made to maintain our long-term operating income or operating capacity; or

•

expansion capital expenditures, which are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long term.

We have budgeted $37.4 million in capital expenditures for the year ending December 31, 2012, of which $33.7 million represents expansion capital expenditures, which are expected to relate primarily to the construction of 1.95 million barrels of storage capacity at our Cushing terminal, and $3.7 million represents maintenance capital expenditures, of which $0.9 million is expected to relate to truck replacements, and the remaining $2.8 million is expected to related primarily to increased integrity management expenses to comply with new regulations.

In addition to our budgeted capital program, we anticipate that we will continue to make significant expansion capital expenditures in the future. Consequently, our ability to develop and maintain sources of funds to meet our capital requirements is critical to our ability to meet our growth objectives. We expect that our future expansion capital expenditures will be funded by borrowings under our new credit facility and the issuance of debt and equity securities.

Distributions

We intend to pay a quarterly distribution at an initial rate of $0.3625 per unit, which equates to an aggregate distribution of approximately $6.0 million per quarter, or $24.1 million on an annualized basis, based on the number of common, subordinated and general partner units anticipated to be outstanding immediately after the closing of this offering. We do not have a legal obligation to make distributions except as provided in our partnership agreement.

Revolving Credit Facility

We have entered into a $150.0 million senior secured revolving credit agreement with The Royal Bank of Scotland, as administrative agent, and a syndicate of lenders in anticipation of this offering. The credit facility will close concurrently with the closing of this offering. The credit facility will be available to fund working capital, for the issuance of letters of credit, to finance capital expenditures and other permitted payments and for gross margin we generate on our Kansas and Oklahoma pipeline system and through our Bakken Shale operations. For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 15% and 27% of our adjusted gross margin, respectively, was generated through marketing activities.

Business Strategies

Our principal business objective is to increase the quarterly cash distributions that we pay to our unitholders over time while maintaining the ongoing stability of our business. We expect to achieve this objective through the following strategies:

•

Capitalizing on organic growth opportunities associated with our existing assets. We seek to identify and evaluate economically attractive organic expansion and asset enhancement opportunities that leverage our existing asset footprint and strategic relationships with our customers. We recently completed construction of 350,000 barrels of additional storage capacity at our Cushing terminal. In addition, we are currently building an additional 1.95 million barrels of crude oil storage capacity at Cushing and an additional 100,000 barrels of crude oil storage capacity at our Platteville facility that we expect to place into service before the end of 2012. We also expect to build six additional truck unloading lanes, which we anticipate will be supported by long-term contracts, and 10,000 barrels of additional storage capacity at our Platteville facility. Additionally, we are in the process of expanding capacity on portions of our Kansas and Oklahoma pipeline system through de-bottlenecking projects and are evaluating additional markets for our Bakken Shale operations.

•

Growing our business through strategic and accretive asset acquisitions from third parties and SemGroup. We plan to pursue accretive acquisitions from SemGroup and third parties of midstream energy assets that are complementary to our existing asset base or that provide attractive potential returns in new operating regions or business lines.

•

Focusing on stable, fee-based services and fixed-margin transactions. We focus on opportunities to provide midstream services under fee-based arrangements and fixed-margin transactions, which minimize our direct exposure to commodity price fluctuations. Like 95% of our existing storage capacity at Cushing, we anticipate that all of the additional 1.95 million barrels of crude oil storage capacity that we expect to build and place into service at Cushing before the end of 2012 will be contracted to third parties under long-term contracts that provide for a fixed fee that is not tied to usage.

•

Mitigating commodity price exposure. We mitigate the commodity price exposure of substantially all our crude oil marketing operations by entering into “back-to-back” transactions, which are intended to lock in positive margins based on the timing, location or quality of the crude oil purchased and delivered, and through the use of derivative contracts. All of our marketing activities are subject to a comprehensive risk management policy, which establishes limits in order to manage risk and reduce our exposure to fluctuating commodity prices.

•

Maintaining financial flexibility and utilizing leverage prudently. We plan to pursue a disciplined financial policy and maintain a conservative capital structure to allow us to execute on our identified growth projects, as well as pursue additional growth projects and acquisitions to even in challenging market environments. We will have minimal debt at the closing of this offering and expect to have $148.2 million of available capacity under our revolving credit facility.

Competitive Strengths

We believe that the following competitive strengths position us to successfully execute our principal business objective:

•

Strategically located assets that provide a strong platform for growth and operational flexibility to our customers. The majority of our assets are located in or connect to Cushing, and our numerous interconnections with third-party pipelines, refineries and storage terminals provide our customers with the flexibility to access multiple points for the receipt and delivery of crude oil. With our existing storage capacity in Cushing and the additional capacity that we expect to build, we believe that we are well positioned to take advantage of the increased throughput at Cushing that is expected to result from the construction of additional transportation capacity to and from the hub. In addition, our Kansas, Oklahoma, North Dakota and Montana operations and Platteville facility provide us with access to the growing production in the Bakken Shale, DJ Basin, Niobrara Shale, Granite Wash and Mississippian oil trend.

•

Modern crude oil storage and unloading assets. Our Cushing storage tanks and our Platteville facility have all been placed into service since the beginning of 2009. The recent construction of these facilities results in reduced maintenance costs, and we believe that customers prefer the additional reliability and safety that is generally associated with newer assets.

•

Stable cash flow. For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 85% and 73% of our adjusted gross margin, respectively, was generated from fee-based services, some of which provide for fixed fees that are not dependent on usage, or fixed-margin transactions. Approximately 95% of our Cushing storage capacity is contracted to customers pursuant to fixed fee contracts. The majority of throughput on our Kansas and Oklahoma system is transported pursuant to contracts that provide for a flat volumetric transportation fee or fixed-margin transactions. In addition, all of the throughput on our Platteville facility is handled pursuant to contracts that provide for a flat volumetric unloading fee. Our fee-based services and fixed-margin transactions mitigate our exposure to margin fluctuations caused by commodity price volatility.

•

Affiliation with SemGroup. We believe that our relationship with SemGroup strengthens our ability to make strategic acquisitions and to access other business opportunities. In addition, we believe that SemGroup, as the owner of our general partner interest, all of our incentive distribution rights and a 60.5% limited partner interest in us, will be motivated to promote and support the successful execution of our business strategies.

•

Experienced, knowledgeable management team with a proven track record. Our management team has an average of over 27 years of experience in the energy industry, including in building, acquiring, integrating and operating midstream assets. In addition, our management team has established strong relationships with producers, marketers and refiners of crude oil throughout the U.S. upstream and midstream industries, which we believe will be beneficial to us in pursuing acquisition and organic expansion opportunities.

Our Relationship with SemGroup

One of our principal strengths is our relationship with SemGroup. SemGroup provides gathering, transportation, processing, storage, distribution, marketing, and other midstream services primarily to independent oil and natural gas producers, refiners of petroleum products, and other market participants located in the Mid-Continent and Rocky Mountain regions of the United States and in Canada, Mexico and the United Kingdom. Since 2008, SemGroup has taken numerous steps to restructure its business portfolio and to shift away from trading activities and toward a business heavily weighted in fee-based and fixed-margin activities. As of November 15, 2011, excluding the assets being contributed to us in connection with this offering, SemGroup had a midstream asset portfolio that included, among other assets:

•	a 51% interest in the White Cliffs Pipeline, which SemGroup operates;

•	a 7.5% interest in NGL Energy Holdings LLC, the general partner of NGL Energy Partners LP;

•	8.93 million common units of NGL Energy Partners LP;

•	more than 1,400 miles of natural gas and NGL transportation, gathering and distribution pipelines in Arizona, Arkansas, Kansas, Montana, Oklahoma and Texas and Alberta, Canada;

•	8.7 million barrels of owned multiproduct storage capacity located in the United Kingdom;

Base Salary

During the first quarter, recommendations are made by SemGroup’s CEO to the Compensation Committee on base pay for the year. The Compensation Committee considers the recommendations and approves the base pay of SemGroup’s CEO and other executive officers. Base pay affects other elements of SemGroup’s total compensation including its short-term and long-term incentives. In approving base salaries for the executive officers, the Compensation Committee considers the impact on the executive officers’ total compensation.

Short-Term Incentives

SemGroup’s executive officers participate in a short-term incentive program which rewards employees for making decisions that improve SemGroup’s performance in line with its annual objectives. Similar to base pay, competitive market information is used to determine short-term incentive targets (as expressed as a percent of base pay) for each executive officer. SemGroup’s short-term incentives are based on achievement of certain performance measures (which for 2010 were consolidated net income and consolidated EBITDA) as established by SemGroup’s Compensation Committee and attainment of these performance measures can result in payments of short-term incentives along a continuum between threshold and maximum levels, which correspond to 0% through 200% of the executive officer’s short-term incentive target.

SemGroup Long-Term Incentive Awards

SemGroup provides long-term incentives in the form of equity awards under its equity incentive plan. The Compensation Committee oversees the administration of the equity incentive plan with full power and authority to determine when and to whom awards will be granted, along with the type, amount and other terms and conditions of each award.

To determine the value of equity awards to be granted to executive officers, we consider the following factors:

•	the proportion of long-term incentives relative to base pay;

•	the executive’s impact on SemGroup’s performance and ability to create value;

•	SemGroup’s long-term business objectives;

•	awards made to executives in similar positions with other comparably sized energy companies; and

•	the executive’s performance.

Rose Rock Midstream Equity Incentive Plan

Our general partner intends to adopt the Rose Rock Midstream Equity Incentive Plan (the “EIP”) for the employees and directors of our general partner and its affiliates, including SemGroup, and any consultants who perform services for us, our general partner and any of our and our general partner’s affiliates, including SemGroup. To date, no awards have been made under the EIP, and there is no current intention to make any awards under the EIP. The description of the EIP set forth below is a summary of the material features of the EIP. This summary, however, does not purport to be a complete description of all the provisions of the EIP. This summary is qualified in its entirety by reference to the EIP, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

The EIP consists of options, unit appreciation rights, restricted units, phantom units and other unit-based awards, including any tandem distribution equivalent rights that may be granted with respect to an award, other than an award of restricted units. The EIP limits the number of common units that may be delivered pursuant to awards under the plan to 815,858 common units. If an award expires, is forfeited, canceled or otherwise terminates without the issuance of common units or if such award is otherwise settled for cash, the common units subject to

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of units following the closing of this offering and the related transactions by:

•	each person who is known to us to beneficially own 5% or more of such units to be outstanding;

•	our general partner;

•	each of the directors, the director nominee and named executive officers of our general partner; and

•	all of the directors and executive officers of our general partner as a group.

All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more unitholders as the case may be.

Our general partner is wholly owned by SemGroup.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of common units beneficially owned by a person and the percentage ownership of that person, common units subject to options held by that person that are currently exercisable or exercisable within 60 days of November 15, 2011, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

The percentage of units beneficially owned is based on a total of 8,158,577 common units and 8,158,577 subordinated units outstanding immediately following this offering.

Name of Beneficial Owner(1)	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned	Percentage of Total Common and Subordinated Units to be Beneficially Owned
SemGroup Corporation(2)	1,908,577	23.4%	8,158,577	100%	61.7%
Norman J. Szydlowski	—	—%	—	—%	—%
Peter L. Schwiering	—	—%	—	—%	—%
Robert N. Fitzgerald	—	—%	—	—%	—%
Timothy O’Sullivan	—	—%	—	—%	—%
Mark Monroe	—	—%	—	—%	—%
Candice L. Cheeseman	—	—%	—	—%	—%
Paul Largess	—	—%	—	—%	—%
Deborah S. Fleming	—	—%	—	—%	—%
All directors and executive officers as a group (8 persons)	—	—%	—	—%	—%

*	Less than 1%.
(1)	Unless otherwise indicated, the address for all beneficial owners in this table is Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, Oklahoma 74136-4216.
(2)	SemGroup Corporation may be deemed to beneficially own the 1,908,577 common units and 8,158,577 subordinated units held by Rose Rock Midstream Holdings, LLC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Immediately following the closing of this offering, SemGroup will own 1,908,577 common units and 8,158,577 subordinated units, representing a combined 60.5% limited partner interest in us (or 971,077 common units and 8,158,577 subordinated units, representing a combined 54.8% limited partner interest in us, if the underwriters exercise their option to purchase additional common units in full). In addition, SemGroup will own and control our general partner, which will own a 2.0% general partner interest in us and all of our incentive distribution rights.

Distributions and Payments to our General Partner and its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation of Rose Rock Midstream, L.P. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Pre-IPO Stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering	• 1,908,577 common units; • 8,158,577 subordinated units; • all of our incentive distribution rights; and • 2.0% general partner interest.

To the extent the underwriters exercise their option to purchase up to an additional 937,500 common units, the number of common units set forth above will decrease by the aggregate number of common units purchased by the underwriters pursuant to such exercise. The net proceeds from any exercise of such option will be used to make an additional cash distribution to SemGroup.

Post-IPO Stage

Distributions of available cash to our general partner and its affiliates	We will initially make cash distributions 98.0% to our unitholders pro rata, including SemGroup, as the holder of an aggregate of 1,908,577 common units and 8,158,577 subordinated units, and 2.0% to our general partner, assuming it makes any capital contributions necessary to maintain its 2.0% general partner interest in us. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 48.0% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $0.5 million on its 2.0% general partner interest and SemGroup would receive an annual distribution of approximately $14.6 million on its common units and subordinated units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for its management of us. However, we will reimburse our general partner and its affiliates for all expenses incurred on our behalf. Our partnership agreement provides that our general partner will determine the amount of these reimbursed expenses.

•

the purchase, sale or other acquisition or disposition of our securities, or the issuance of options, rights, warrants, appreciation rights, tracking or phantom interests or other economic interests us or relating to our securities;

•	the undertaking of any action in connection with our participation in any of our subsidiaries; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination to be made in “good faith,” our general partner must have a subjective belief that the determination is in, or not opposed to, our interests. Please read “The Partnership Agreement—Voting Rights” beginning on page 165 for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure or investment capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

Furthermore, our general partner may use an amount, initially equal to $25 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” beginning on page 67.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period” beginning on page 70.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, or our operating company and its operating subsidiaries.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner or such affiliate, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon the closing of this offering, affiliates of our general partner will own approximately 61.7% of the outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate for us to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change in our fiscal year or taxable year and related changes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us, our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•

an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our partnership agreement;

•

mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion, subject an each case to certain restrictions; or

•	any other amendments substantially similar to any of the matters described above.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, SemGroup will hold an aggregate of 1,908,577 common units and 8,158,577 subordinated units (or 971,077 common units and 8,158,577 subordinated units if the underwriters exercise their option to purchase additional units in full). All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell common units under Rule 144 without regard to the rule’s public information requirements, volume limitations, manner of sale provisions and notice requirements.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Securities” on page 167.

Under our partnership agreement, our general partner and its affiliates, excluding certain individuals who are affiliates of our general partner, will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any partnership interests, including common units, that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights will allow our general partner and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following the withdrawal or removal of our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units in private transactions at any time, subject to compliance with applicable laws.

SemGroup, our general partner and the executive officers and directors of our general partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” beginning on page 196 for a description of these lock-up provisions.

Ratio of Taxable Income to Distributions. We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2014, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of allocable taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss” beginning on page 182.

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement

UNDERWRITING

Barclays Capital Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as representatives of the underwriters and as book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
UBS Securities LLC

Total	6,250,000

The underwriting agreement provides that the underwriters’ obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•

the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us and SemGroup to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we and SemGroup deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to 0.25% of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. for the evaluation, analysis and structuring of our partnership. Additionally, we will pay LCT Capital, LLC (which is not an underwriter of this offering) an advisory fee of 0.25% of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) for services provided in connection with the evaluation, analysis and structuring of our partnership in a pre-offering context. LCT Capital, LLC also receives certain fees and reimbursement of expenses from SemGroup, which are expected to equal, in the aggregate, approximately $             through the period ending 90 days after this offering.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $               per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

We estimate that the expenses of this offering incurred by us will be approximately $2.9 million (excluding underwriting discounts and commissions and structuring fees).

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 937,500 additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 6,250,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, our subsidiaries, our general partner and its affiliates, including SemGroup, and the directors and executive officers of our general partner have agreed that, without the prior written consent of Barclays Capital Inc. and Citigroup Global Markets Inc., we and they will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible into or exercisable or exchangeable for common units or any of our other securities or (4) publicly disclose the intention to do any of the foregoing, for a period of 180 days after the date of this prospectus.

These restrictions do not apply to, among other things:

•	the sale of common units pursuant to the underwriting agreement;

•

issuances of common units by us pursuant to any employee benefit plan in effect as of the date of the underwriting agreement, provided that such common units will be subject to the 180-day restricted period; and

•	the filing of one or more registration statements on Form S-8 relating to any employee benefit plan in effect as of the date of the underwriting agreement.

The 180-day restricted period described above will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

ROSE ROCK MIDSTREAM, L.P.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

In connection with the closing of the offering, SemGroup Corporation will contribute all of its interests in SemCrude, L.P. to a newly-formed Delaware limited partnership, Rose Rock Midstream, L.P. (the “Partnership”). The unaudited pro forma combined financial statements of the Partnership as of September 30, 2011, for the nine months ended September 30, 2011, and for the year ended December 31, 2010 are set forth below. References to “we”, “us”, “our” and similar language in these unaudited pro forma combined financial statements refer to the Partnership. References to “SemGroup” in these unaudited pro forma combined financial statements refer to SemGroup Corporation and its consolidated subsidiaries other than us.

These unaudited pro forma combined financial statements have been derived from the historical combined financial statements of our predecessor included elsewhere in this Prospectus. The pro forma adjustments give effect to the following:

•	the elimination of Eaglwing, L.P., which is included in the historical combined financial statements of our predecessor, but which will not be contributed to us;

•	SemGroup’s contribution to us of 100% of the limited and general partner interests in SemCrude, L.P., which owns all of our initial assets;

•	our issuance to SemGroup of 1,908,577 common units, 8,158,577 subordinated units and a 2% general partner interest and our issuance to the public of 6,250,000 common units;

•	our use of the net proceeds of the offering to make a distribution to SemGroup;

•	the closing of our new $150 million revolving credit facility; and

•	the allocation of certain corporate overhead expenses that were not previously allocated to our predecessor.

The unaudited pro forma combined balance sheet and results of operations were derived by adjusting the historical combined financial statements of our predecessor. The pro forma adjustments have been prepared as if the completion of this offering had taken place on September 30, 2011, in the case of the unaudited pro forma balance sheet, and on January 1, 2010, in the case of the unaudited pro forma statements of operations for the nine months ended September 30, 2011 and the year ended December 31, 2010. All of the assets and liabilities contributed to us by SemGroup will be recorded at their historical basis. The unaudited pro forma combined statements of operations have been prepared on the basis that we will be treated as a partnership for federal income tax purposes.

The pro forma adjustments are based on currently available information and certain estimates and assumptions. The unaudited pro forma combined financial statements are not necessarily indicative of the results that actually would have occurred if the initial public offering had occurred on the dates indicated or the results that will occur in the future. Actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the offering as contemplated and the pro forma adjustments give appropriate effect to those assumptions and are properly applied in these unaudited combined pro forma financial statements.

The unaudited combined pro forma financial statements of the Partnership have been derived from the historical combined financial statements of our predecessor included elsewhere in this Prospectus and are qualified in their entirety by reference to such historical combined financial statements and related notes thereto. The unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes and with the historical combined financial statements and notes of our predecessor.

ROSE ROCK MIDSTREAM, L.P.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

SEPTEMBER 30, 2011

Amounts in thousands, except unit amounts

	Predecessor	Adjustments			Partnership Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$—	$113,300	(a	)	$—
		(113,300)	(b	)
Accounts receivable, net of allowance for doubtful accounts	86,865				86,865
Inventories	22,634				22,634
Other current assets	1,449				1,449

Total current assets	110,948	—			110,948

Property, plant and equipment, net of accumulated depreciation	274,827	(1,287)	(c	)	273,540
Other assets, net	1,028	1,800	(d	)	2,828

Total assets	$386,803	$513			$387,316

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Accounts payable	$86,672	$(17)	(e	)	$86,655
Accrued liabilities	4,588	(132)	(f	)	4,456
Deferred revenue	10,869				10,869
Other current liabilities	863				863

Total current liabilities	102,992	(149)			102,843

Long-term debt	—	1,800	(d	)	1,800

Other noncurrent liabilities	92	—			92

Owners’ equity:
Net parent equity	283,719	(113,300)	(b	)	—
		(1,287)	(c	)
		17	(e	)
		132	(f	)
		(169,281)	(g	)
General partner interest (333,003 general partner units)	—	5,652	(g	)	5,652
Common unitholders—public (6,250,000 common units)	—	113,300	(a	)	113,300
Common unitholders—SemGroup (1,908,577 common units)	—	31,021	(g	)	31,021
Subordinated unitholders—SemGroup (8,158,577 subordinated units)	—	132,608	(g	)	132,608

Total owners’ equity	283,719	(1,138)			282,581

Total liabilities and owners’ equity	$386,803	$513			$387,316

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

ROSE ROCK MIDSTREAM, L.P.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2011

Amounts in thousands, except unit and per unit amounts

	Predecessor	Adjustments			Partnership Pro Forma
Revenues, including revenues from affiliates:
Product	$271,824				$271,824
Service	27,077				27,077
Other	220				220

Total revenues	299,121	—			299,121

Expenses, including expenses from affiliates:
Costs of products sold, exclusive of depreciation shown below	252,804				252,804
Operating	13,695				13,695
General and administrative	6,507	(2)	(e	)	7,642
		1,137	(h	)
Depreciation	8,505				8,505

Total expenses	281,511	1,135			282,646

Operating income	17,610	(1,135)			16,475
Other expenses (income):
Interest expense	1,405	391	(i	)	1,796
Other income, net	(202)	3	(e	)	(199)

Total other expenses, net	1,203	394			1,597

Net income	$16,407	$(1,529)			$14,878

General partner interest in net income					$298
Common unitholders’ interest in net income					$7,290
Subordinated unitholders’ interest in net income					$7,290
Weighted average common units outstanding (basic and diluted)					8,158,577
Net income per common unit (basic and diluted)					$0.89

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

ROSE ROCK MIDSTREAM, L.P.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

Amounts in thousands, except unit and per unit amounts

	Predecessor	Adjustments			Partnership Pro Forma
Revenues, including revenues from affiliates:
Product	$158,308				$158,308
Service	49,408				49,408
Other	365				365

Total revenues	208,081	—			208,081

Expenses, including expenses from affiliates:
Costs of products sold, exclusive of depreciation shown below	146,614				146,614
Operating	20,398				20,398
General and administrative	7,660	(16)	(e	)	9,160
		1,516	(h	)
Depreciation	10,435				10,435

Total expenses	185,107	1,500			186,607

Operating income	22,974	(1,500)			21,474

Other expenses (income):
Interest expense	482	521	(i	)	1,003
Other income, net	(985)	34	(e	)	(951)

Total other expenses (income), net	(503)	555			52

Net income	$23,477	$(2,055)			$21,422

General partner interest in net income					$428
Common unitholders’ interest in net income					$10,497
Subordinated unitholders’ interest in net income					$10,497
Weighted average common units outstanding (basic and diluted)					8,158,577
Net income per common unit (basic and diluted)					$1.29

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

ROSE ROCK MIDSTREAM, L.P.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

These unaudited pro forma combined financial statements have been derived from the historical combined financial statements of our predecessor included elsewhere in this Prospectus. The pro forma adjustments give effect to the following:

•	the elimination of Eaglwing, L.P., which is included in the historical combined financial statements of our predecessor, but which will not be contributed to us;

•	SemGroup’s contribution to us of 100% of the limited and general partner interests in SemCrude, L.P., which owns all of our initial assets;

•	our issuance to SemGroup of 1,908,577 common units, 8,158,577 subordinated units and a 2% general partner interest and our issuance to the public of 6,250,000 common units;

•	our use of the net proceeds of the offering to make a distribution to SemGroup;

•	the closing of our new $150 million revolving credit facility; and

•	the allocation of certain corporate overhead expenses that were not previously allocated to our predecessor.

The unaudited pro forma combined balance sheet and results of operations were derived by adjusting the historical combined financial statements of our predecessor. The pro forma adjustments have been prepared as if the completion of this offering had taken place on September 30, 2011, in the case of the unaudited pro forma balance sheet, and on January 1, 2010, in the case of the unaudited pro forma statements of operations for the nine months ended September 30, 2011 and the year ended December 31, 2010. All of the assets and liabilities contributed to us by SemGroup will be recorded at their historical basis. The unaudited pro forma combined statements of operations have been prepared on the basis that we will be treated as a partnership for federal income tax purposes.

The pro forma adjustments included herein assume that the underwriters will not exercise their option to purchase additional common units. If the underwriters do not exercise their option to purchase additional common units, we will issue 937,500 common units to SemGroup at the expiration of the option period in consideration of its contribution to us of all of the limited and general partner interests in SemCrude, L.P. at closing. To the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be sold to the public, and the remainder of the common units that are subject to the option, if any, will be issued to SemGroup at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding after the offering or the amount of cash needed to pay the minimum quarterly distribution on all outstanding units.

Upon completion of this offering, the Partnership anticipates incurring incremental general and administrative expenses of $1.9 million per year as a result of being a publicly traded partnership, such as expenses associated with annual and quarterly reporting, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees and director and executive officer liability insurance expenses. The unaudited pro forma combined financial statements do not reflect this anticipated incremental general and administrative expense.

Note 2. Pro Forma Adjustments

(a)	Reflects the estimated gross proceeds to the Partnership of $125 million from the issuance and sale of 6,250,000 common units at an assumed initial public offering price of $20.00 per unit, net of underwriting discounts and commissions and other offering costs of approximately $11.7 million. We anticipate borrowing under a new revolving credit facility to fund operating activities subsequent to the offering.

(b)	Reflects the distribution of net proceeds of the offering to SemGroup.

(c)	Reflects the elimination of certain land held by our predecessor that is not being contributed to the Partnership.

(d)	Reflects the capitalization of $1.7 million of credit facility arrangement fees and $0.1 million of administration agent fees and borrowing of an estimated $1.8 million on a new revolving credit facility to fund such fees.

(e)	Reflects the accounts of Eaglwing, L.P., which were included in the historical combined financial statements of our predecessor, but which will not be contributed to us.

(f)	Reflects the elimination of environmental liabilities of our predecessor related to assets that are not being assumed by the Partnership because they are not being contributed to the Partnership.

(g)	Represents the conversion of the remaining net parent equity attributable to SemGroup of $169.3 million to common and subordinated limited partner equity of the Partnership and the general partner’s interest in the Partnership. The pro forma general partner interest was calculated as 2% of the total pro forma partners’ capital balance. The remaining balance of $163.6 million was allocated to SemGroup’s common and subordinated interests ratably based on the number of SemGroup’s common and subordinated units.

(h)	Reflects pro forma general and administrative expense for additional charges from SemGroup. In connection with the initial public offering, we estimate that we will incur $1.5 million of incremental general and administrative expenses annually resulting from SemGroup’s allocation of additional overhead to us upon completion of the offering, primarily relating to financial reporting and legal expenses and corporate services. This incremental expense is in addition to the estimated $1.9 million of incremental third party expenses referred to in Note 1 above, which are not reflected in these unaudited combined pro forma financial statements.

(i)	Reflects pro forma interest expense on $1.8 million of estimated borrowings on a new credit facility at an estimated interest rate of 4.50% and pro forma amortization of $1.7 million of debt issuance costs over a five-year amortization period and $0.1 million of debt issuance costs over a one-year amortization period.

Note 3. Pro Forma Net Income per Limited Partner Unit

The Partnership computes income per unit using the two-class method. Net income available to common unitholders and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common unitholders and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash. Under the two-class method, any excess of distributions declared over net income will be allocated to the partners based on their respective sharing of income specified in the partnership agreement. Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated to the common unitholders and the subordinated unitholders under the two-class method, after deducting the general partner’s 2.0% interest in pro forma net income, by the number of common units and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, it is assumed that only the cash available for distribution is distributed and the number of common units and subordinated units outstanding were 8,158,577 and 8,158,577, respectively. All units were assumed to have been outstanding since January 1, 2010. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, SemGroup is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to SemGroup than to the holders of common and subordinated units. The pro forma net income per unit calculations assume that no incentive distributions were made to SemGroup.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 260 (“ASC 260”) (formerly Emerging Issues Task Force Issue No. 03-06, Participating Securities and the Two-Class Method under

FASB Statement No. 128), addresses the computation of earnings per share by entities that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the entity. ASC 260 provides that the general partner’s interest in net income is to be calculated based on the amount that would be allocated to the general partner if all the net income for the period were distributed, and not on the basis of actual cash distributions for the period. The application of ASC 260 may have an impact on earnings per limited partner unit in future periods if there are material differences between net income and actual cash distributions or if other participating units are issued.

F-7.1